September 21, 2012

VIA EDGAR

Kathleen Collins, Accounting Branch Chief

Laura Veator, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ctrip.com International, Ltd. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed on March 30, 2012 (the “2011 Form 20-F”) (File No. 001-33853)

Dear Ms. Collins and Ms. Veator:

This letter sets forth the Company’s responses to the comments contained in the letter dated September 7, 2012 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2011 Form 20-F. The comments are repeated below in bold and followed by the responses thereto.

*        *        *

Form 20-F for the Fiscal Year Ended December 31, 2011

Notes to the Consolidated Financial Statements

Note 2. Principal Accounting Policies

Details of Certain Key Agreements with VIEs, page F-9

1.	Please explain further the following information provided in your response to prior comment 4 and Exhibit C:

•

Your response to comment 4 states that renewal for certain agreements is based on both parties’ mutual consent. In Exhibit C, as it relates to the Technology Consulting and Services Agreements, you indicate that renewal provisions are based on mutual consent, however, in your parenthetical disclosures, you refer only to the WFOEs as the consenting parties. It would seem that mutual consent of both parties would mean both the WFOE and the VIE. Please explain this apparent inconsistency. Also, please point to the specific provisions of the form of the Technology Consulting and Services Agreement filed as Exhibit 10.7 to your Form F-1, which address the renewal provisions as well as this mutual consent notion. To the extent that mutual consent of both the WFOE and VIE is required to renew these Agreements, tell us how you consider this provision and the fact that certain of these Agreements expire in the near future in your consolidation analysis;

1

September 21, 2012

The Staff’s comment is duly noted. The Company respectfully advises the Staff that the referenced provision in the form of the Technology Consulting and Services Agreement filed as Exhibit 10.7 to the Form F-1 is Section 6.2, the English translation of which reads “[t]he term of this Agreement shall not be extended unless confirmed in writing by Party A prior to the expiration thereof. The extended term shall be determined by the parties to this Agreement through consensus.” “Party A” in the quoted provision refers to the WFOE(s). In Exhibit C to the Company’s response letter dated August 7, 2012, the Company used the simplified wording “mutual consent (i.e. renewal with the relevant WFOE’s consent)” to reflect the substance of this arrangements.

The Company respectfully advises the Staff that, pursuant to the Technology Consulting and Services Agreements, the WFOEs’ consent is required to extend the term of the Agreement; meanwhile, to determine the length of the term, the mutual consent of both the WFOEs and the VIEs is required. To the extent that mutual consent of both the WFOEs and VIEs is required to determine the length of the extended term of these agreements, the Company believes that the relevant WFOEs still have effective control over the contract renewal, because the nominee shareholders of the VIEs are employees (or their affiliates) of the WFOEs. Such nominee shareholders were designated by the WFOEs to hold the equity interests of the VIEs and they have provided irrevocable and exclusive powers of attorney to representatives of the WFOEs to vote on their behalf on all VIE matters that are subject to shareholder approval. The Company may, at its sole discretion, cause a power of attorney to be renewed or re-signed by the nominee shareholders. In the event that the nominee shareholders of the VIEs cease to be the employees of the WFOEs or under other circumstances, the WFOEs have the right to require such nominee shareholders to transfer the equity interests of the VIEs to new nominee shareholders designated by the WFOEs under the exclusive option agreements signed with the nominee shareholders. The nominee shareholders have pledged their respective equity interests in the VIEs to the WFOEs, and therefore cannot sell, assign, transfer or pledge their equity interests to any third party without the prior approval from the WFOEs. Despite the renewal upon mutual consent of certain agreements (e.g., Technology Consulting and Services Agreements), the Company may, through the power of attorney, direct the VIEs to renew agreements upon maturity. The Company supplementally advises the Staff that historically, the Company had never encountered any difficulty in renewing or terminating any Technology Consulting and Services Agreement.

September 21, 2012

As set forth in the Company’s consolidation analysis based on the agreements effective as of each reporting dates December 31, 2011, 2010 and 2009, respectively, the WFOEs had (a) the power to direct the activities of VIEs that most significantly impact the economic performance of the VIEs and (b) the right to receive benefits from the VIEs that could potentially be significant to the VIEs or the obligation to absorb the losses of the VIEs that could be potentially significant to the VIEs, through the irrevocable power of attorney, the technical consulting and services agreements, the exclusive option agreements, the business loan agreements, the share pledge agreements with the VIEs. The Company effectively controls the renewal option, as the Company at its sole discretion may cause the power of attorney to be renewed upon maturity. Therefore, the Company believes it is appropriate to consolidate the VIEs, including those VIEs with pending maturity in the near future, and will re-evaluate at the maturity event if the consolidation is still appropriate.

•

Tell us when Mr. Gangyi Yan resigned from the company. Also, tell us the current status of the equity transfer of Mr. Gangyi Yan’s ownership interest in Shanghai Ctrip International Travel Agency to Mr. Min Fan. Considering you began the equity transfer process in December 2010, explain further why the transfer was not complete at the time of your 2011 Form 20-F filing and in your response, please describe for us the transfer process; and

The Company respectfully advises the Staff that Mr. Gangyi Yan resigned from the Company in December 2010. As of the date of this letter, Mr. Gangyi Yan no longer owns any ownership interest in Shanghai Ctrip International Travel Agency Co., Ltd. (“Shanghai Ctrip International”) and Mr. Min Fan, the chief executive officer and president of the Company, is the sole shareholder of Shanghai Ctrip International. The Company advises the Staff that it has taken the following steps to complete the share transfer process:

•

Soon after Mr. Yan’s resignation in December 2010, the Company started the process of transferring Mr. Yan’s equity interests in Shanghai Ctrip International to Mr. Fan (the “Initial Transfer Process”);

•

During the Initial Transfer Process, the unrelated minority shareholder of Shanghai Ctrip International was notified about the proposed transfer and expressed its interest to sell its ownership in Shanghai Ctrip International to Mr. Fan or any other designee of the Company. To streamline the two transactions, the Company temporarily held off the Initial Transfer Process while engaging in discussion with the unrelated minority shareholder;

•

After several rounds of discussion with the unrelated minority shareholder, the Company and the unrelated minority shareholder agreed that the Company would purchase the ownership interest of the unrelated minority shareholder at cost. The Company also decided to acquire the ownership interests held by Mr. Yan at cost concurrently with its purchase of the ownership interests from the unrelated minority shareholder and effect a simultaneous reduction of capital of Shanghai Ctrip International (together, the “Transactions”). Mr. Yan injected capital into Shanghai Ctrip International using his own money in the past, and the Company did not repay him until the completion of the Transactions; and

September 21, 2012

•

On September 14, 2012, the Company completed the Transactions, including updating the registration at the local branch of State Administration of Industry and Commerce (“SAIC”) in connection with completion of the Transactions. Mr. Min Fan, the majority shareholder of Shanghai Ctrip International prior to the Transactions, has become the sole shareholder of Shanghai Ctrip International. As of September 14, 2012, Mr. Yan no longer beneficially owns any equity interest in Shanghai Ctrip International.

•

You state that the relevant WFOE did not request service fee payments from Chengdu Ctrip and Chengdu Ctrip International primarily in 2011 for tax planning purposes. Please explain how the tax planning services for these VIEs impacted the service fees received by the WFOE. In addition, please clarify your response where you state that the WFOE is entitled to the economic benefits of Chengdu Ctrip and Chengdu Ctrip International and will request such service payments as it sees fit in the future. In this regard, tell us how the WFOE has the right to request such payments, particularly since you state in response to prior comment 3 that there are no direct contractual arrangements between these two VIEs and Shanghai Ctrip Commerce (WFOE).

The Company respectfully advises the Staff that, as indicated on page 11 of its 2011 Form 20-F, certain domestic entities of the Company are entitled to tax preferences and benefits granted by PRC local authorities. In 2002, China’s State Administration of Taxation started to implement preferential tax policy in China’s Western Region, and companies located in applicable jurisdictions covered by the Catalogue of Encouraged Industries in the Western Region (initially effective through the end of 2010 and further extended to 2020) are eligible to apply for a preferential income tax rate of 15% if their businesses fall within the “encouraged” category of the policy. Chengdu Ctrip and Chengdu Ctrip International were both granted approval from local tax authorities of Chengdu, Sichuan Province to apply a preferential income tax rate of 15% for their respective 2010 and 2011 tax filings. If there were no such preferential tax treatment, each of Chengdu Ctrip and Chengdu Ctrip International would have been taxed at a 25% standard corporate income tax rate. In order to fully benefit from the low tax rate, the Company retained all income at these two VIEs instead of channeling such income to the WFOE in the form of service fee payments.

September 21, 2012

The Company also advises the Staff that, each of the Company’s VIEs, including Chengdu Ctrip and Chengdu Ctrip International, has entered into a Technical Consulting and Service Agreement with one or more of the Company’s WFOEs. As indicated in the Company’s response to the Staff’s comment #4 in its response letter dated August 7, 2012, the applicable WFOE is entitled to substantially all of the economic benefits of the VIEs in the form of service fees at a rate to be determined by the WFOEs.

Exhibits

2.	We note from your response to prior comment 5, you filed a “form” of each material agreement that the company entered into with its significant VIEs in your 2003 Form F-1 filing. We further note, however, that the agreements filed were not fully executed forms of such agreements. Please revise to file a fully executed form for each of your (a) Business Loan Agreement, (b) Power of Attorney, (c) Exclusive Option Agreement, (d) Share Pledge Agreement and (e) Technology Consulting and Services Agreement. In addition, revise to include with each Exhibit a schedule that lists all other similar agreements with each of your VIEs noting any differences between such agreements and the form of the agreement as filed. We refer you to the Instructions to Form 20-F and Exchange Act Rule 12b-31.

In response to the Staff’s comment, the Company undertakes to file translated versions of fully executed forms of each of the following agreements that the Company entered into with its significant VIEs:

•	Business Loan Agreement, an unexecuted form of which was filed by the Company under its Registration Statement on Form F-1 (File No. 333-110455) on November 13, 2003 as Exhibit 10.8;

•	Exclusive Option Agreement, an unexecuted form of which was filed by the Company under its Registration Statement on Form F-1 (File No. 333-110455) on November 13, 2003 as Exhibit 10.9;

•	Share Pledge Agreement, an unexecuted form of which was filed by the Company under its Registration Statement on Form F-1 (File No. 333-110455) on November 13, 2003 as Exhibit 10.10;

•

Technology Consulting and Services Agreement, an unexecuted form of which was filed by the Company under its Registration Statement on Form F-1 (File No. 333-110455) on November 13, 2003 as Exhibit 10.7; and

•

Power of Attorney, which will replace the unexecuted form of the Power of Attorney filed by the Company under its Registration Statement on Form F-1 (File No. 333-110455) on November 13, 2003 as Exhibit 10.15 (the “Filed Form”) due to the termination of the Filed Form.

The translated versions of fully executed forms of the above agreements are attached hereto as Exhibit A, Exhibit B, Exhibit C, Exhibit D and Exhibit E, respectively, and the Company sets forth in Schedule A to each of the form agreements a schedule that lists all other similar and currently effective agreements the Company entered with each of its VIEs noting the material differences between such agreements and the form of the agreements filed.

September 21, 2012

Upon confirmation by the Staff that the above is the preferable and appropriate approach, the Company undertakes to make a prompt filing of Amendment No. 1 to the 2011 Form 20-F to include the fully executed form agreements with the requested schedule.

3.	We note from the information provided in Exhibit A that you entered into supplemental agreements with certain of your VIEs. Please provide a list of all supplemental agreements for each of your VIEs and tell us the purpose of these supplemental agreements. In addition, tell us whether the supplemental agreements are the same for each of your VIEs. If so, please revise to file a fully executed form of the supplemental agreements to each of the original Agreements referred to in the previous comment. Include with each Exhibit a schedule that lists all supplemental agreements with each of your VIEs noting any differences between such agreements and the form of the agreement as filed. We refer you to the Instructions to Form 20-F and Exchange Act Rule 12b-31.

In response to the Staff’s comment, the Company has attached in Exhibit F hereto a list setting forth all currently effective supplemental agreements for each of the Company’s VIEs and noting the purpose of each of the supplemental agreement.

The Company undertakes to file fully executed forms of supplemental agreements to (a) Business Loan Agreement; (b) Exclusive Option Agreement and (c) Share Pledge Agreement that the Company entered into with the VIEs. The translated versions of fully executed forms of the above supplemental agreements are attached hereto as Exhibit G, Exhibit H and Exhibit I, respectively, and the Company sets forth in Schedule A to each of the agreements a schedule that lists all other currently effective supplemental agreements the Company entered with each of the VIEs noting the material differences between such supplemental agreements and the form of the supplemental agreements filed.

Upon confirmation by the Staff that this is the preferable and appropriate approach, the Company undertakes to make a prompt filing of Amendment No. 1 to the 2011 Form 20-F to include the form supplemental agreements and the schedule.

*        *        *

September 21, 2012

If you have any additional questions or comments regarding the 2011 Form 20-F, please contact the undersigned at (86 21) 3406-4880 Ext. 11518. Thank you.

Very truly yours,

/s/ Jenny Wenjie Wu

Chief Financial Officer

cc: James Jianzhang Liang, Chairman of the Board of Directors

 Min Fan, Director, Chief Executive Officer and President

 Jane Jie Sun, Chief Operating Officer

  Ctrip.com International, Ltd.

 Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom

 Alison Wong, PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Exhibit A

Business Loan Agreement

This Loan Agreement (hereinafter referred to as this “Agreement”) is hereby executed by and among the parties below on September 10, 2003 in Shanghai:

(1)	Party A:

Ctrip.com (Hong Kong) Limited

Address: Unit 2001, The Centrium, 60 Wyndham Street, Central, Hong Kong.

(2)	Party B: Qi Ji

Chinese identification card No.: [redacted]

Home address: [redacted]

(3)	Party C: Min Fan

Chinese identification card No.: [redacted]

Home address: [redacted]

(4)	Party D: Jianzhang Liang

Home address: [redacted]

Whereas:

1.	Party A is a company registered in Hong Kong, China, and Party A originally proposed to provide a total to RMB2 million loan to Party B, Party C and Party D, to be used as capital contributions of Party B, Party C and Party D to Ctrip Computer Technology (Shanghai) Limited (hereinafter referred to as “Ctrip Commerce”). Due to foreign currency remittance restrictions in China, the parties then decided to have Party A issue the aforementioned loan in the form of a consulting fee. On May 31, 2000, the parties executed the “Consulting Agreement” (hereinafter referred to as the “Consulting Agreement”), and on May 31, 2000, Party A paid US$240,963.00 to Party B, Party C and Party D in the form of a consulting fee (equivalent to RMB2 million), and the parties understood that said consulting fee was essentially a loan from Party A to Party B, Party C and Party D.

2.	Now Parties A, B, C and D mutually acknowledge that the aforementioned Consulting Agreement shall be invalid as of the date of its execution and shall not be binding on the parties. The payment of RMB2 million from Party A to Party B, Party C and Party D on May 31, 2000 was a loan to Party B, Party C and Party D. Of this, Party A loaned RMB700,000 to Party B, Party A loaned RMB650,000 to Party C, and Party A loaned RMB650,000 to Party D.

3.	In July 2000, Party B, Party C and Party D used the entire sum of the aforementioned RMB2 million to set up Ctrip Commerce. Party B holds 35% of the outstanding shares in Ctrip Commerce, Party C holds 32.5% of the outstanding shares in Ctrip Commerce and Party D holds 32.5% of the outstanding shares in Ctrip Commerce.

4.	In March 2001, Party D transferred 16% of the shares held thereby in Ctrip Commerce to Party B. Upon completion of said share transfer, Party B held 51% of the outstanding shares in Ctrip Commerce, and Party C held 49% of the outstanding shares in Ctrip Commerce. Concurrent with the share transfer, as consideration for the share transfer, the RMB650,000 loan from Party A to Party D was also taken over by Party B and Party C, respectively, and of this, Party B took over RMB320,000 and Party C took over RMB330,000.

5.	Parties A, B, C and D mutually acknowledge that Party A lent a total of RMB1.02 million to Party B, to be used as Party B’s capital contribution toward 51% of the equity interest in Ctrip Commerce. Party A lent a total of RMB980,000 to Party C, to be used as Party C’s capital contribution toward 49% of the equity interest in Ctrip Commerce. To further clarify the relationship of rights and obligations with respect to the loan from Party A to Party B and Party C, the parties desired to execute this Loan Agreement, and use this Loan Agreement to replace all prior written or oral promises or agreements among the parties regarding the aforementioned RMB1.02 million loan from Party A to Party B (the relationship of loan rights and obligations between Party A and Party C shall be covenanted by the separately executed loan agreement as of the even date herewith (“Party C’s Loan Agreement”).

Now therefore, through mutual promise and agreement, the parties have reached the following agreement for their mutual compliance:

1.	Loan

1.1	In accordance with the provisions of the terms and conditions of this Agreement, Party A agrees to provide an RMB 1.02 million loan to Party B. The term of the loan shall be ten years from the date of execution of this Agreement, which may be extended upon consent of the parties. During the term of the loan or the extended term of the loan, Party B shall accelerate repayment of the loan as soon as one of the following circumstances occurs:

(1)	Party B’s death, lack of capacity for civil conduct or limitation of capacity for civil conduct;

(2)	Party B no longer serves as director of Party A or Party A’s affiliate;

(3)	Party B engages in criminal conduct or is involved in criminal activities;

(4)	Any other party files a claim against Party B that exceeds RMB500,000; and

(5)	According to applicable Chinese laws, competent authorities begin to approve large numbers of transactions associated with value added Internet telecommunications services that foreign businesses are permitted to invest in, and Party A exercises the exclusive option under the Exclusive Option Agreement described in Section 1.6 of this Agreement.

1.2	The parties acknowledge that Party A has issued and that Party B has received the entire aforementioned loan.

1.3	Party B agrees to accept the aforementioned loan provided by Party A, and hereby agrees and warranties to use the loan solely to provide funds capital for Ctrip Commerce, so as to develop Ctrip Commerce’s business. Unless Party A’s prior written consent is obtained, Party B shall not use the aforementioned loan for any other purpose, nor can Party B transfer or mortgage the shares or other interest he holds in Ctrip Commerce to any third party.

1.4	Party A and Party B hereby jointly agree and acknowledge that Party B’s method of repayment can only take the following form: Party B transfers in whole the shares held by him in Ctrip Commerce to Party A or Party A’s designated person (legal or natural person).

1.5	Party A and Party B hereby jointly agree and acknowledge that any gains obtained by Party B through the transfer of the shares it holds in Ctrip Commerce shall be used to repay the loan to Party A in accordance with this Agreement, and paid to Party A in its entirety in the manner designated by Party A and this Agreement shall be concurrently terminated.

1.6	Party A and Party B hereby jointly agree and acknowledge that to the extent permitted by applicable laws, Party A shall have the right but not the obligation to purchase or designate other persons (legal or natural persons) to purchase Party B’s shares in Ctrip Commerce in part or in whole at any time, at a price agreed to by the parties. Party A and Party B shall execute an “Exclusive Option Agreement” (hereinafter to referred to as the “Exclusive Option Agreement”) concurrently with the execution of this Agreement. According to said Agreement, to the extent permitted by Chinese laws, Party B shall irrevocably grant to Party A an exclusive option to purchase all of the shares of Ctrip Commerce held by Party B.

Party B also warranties to execute an irrevocable power of attorney, which authorizes a person designated by Party A to exercise all of his rights as a shareholder in Ctrip Commerce.

1.7	Interests on the Loan. When Party B transfers the shares he holds in Ctrip Commerce to Party A or Party A’s designated person, in the event that the transfer price of such shares equals or is lower than the principal of the loan under this Agreement, the loan under this Agreement shall be deemed an interest-free loan. In the event, however, that the transfer price of such shares exceeds the principal of the loan under this Agreement, the excess over the principal shall be deemed the interest of the loan under this Agreement paid by Party B to Party A.

2.	Representations and Warranties

2.1	Between the date of execution of this Agreement and prior to the termination of this Agreement, Party A hereby makes the following representations and warranties to Party B:

(a)	Party A is a company set up and legally existing in accordance with Hong Kong laws;

(b)	Party A has the authority to execute and perform this Agreement. The execution and performance by Party A of this Agreement is consistent with Party A’s scope of business and the provisions of Party A’s corporate bylaws and other organizational documents, and Party A has obtained all necessary and proper approvals and authorizations for the execution and performance of this Agreement;

(c)	Party A’s execution and performance of this Agreement does not violate any laws and regulations or government approvals, authorizations, notices or other government documents that are binding thereon or that affect Party A, nor does it violate any agreements that Party A has executed with any third party or any promises to any third party; and

(d)	This Agreement shall constitute Party A’s legitimate and valid obligations as soon as it is executed, and shall be enforceable against it.

2.2	Between the date of execution of this Agreement and prior to the termination of this Agreement, Party B hereby makes the following representations and warranties:

(a)	Ctrip Commerce is a limited liability company set up and legally existing in accordance with Chinese laws, and Party B is a legal holder of shares in Ctrip Commerce;

(b)	Party B has the authority to execute and perform this Agreement. The execution and performance by Party B of this Agreement is consistent with Party B’s corporate bylaws and other organizational documents, and Party B has obtained all necessary and proper approvals and authorizations for the execution and performance of this Agreement;

(c)	Party B’s execution and performance of this Agreement does not violate any laws and regulations or government approvals, authorizations, notices or other government documents that are binding upon or affect Party B, nor does it violate any agreements that Party B has executed with any third party or any promises to any third party;

(d)	This Agreement shall constitute Party B’s legitimate and valid obligations as soon as it is executed, and shall be enforceable against Party B;

(e)	Party B has paid capital contributions in full with respect to Party B’s shares in accordance with law, and has obtained a capital contribution verification report regarding capital contributions paid in from a qualified accounting firm;

(f)	Except for the provisions of the “Share Pledge Agreement” (hereinafter referred to as the “Share Pledge Agreement”) executed by and between Party B and Ctrip Computer Technology (Shanghai) Limited as of the date of execution of this Agreement, Party B has not placed any mortgage, pledge or any other security measures on Party B’s shares, has not extended any offer to any third party regarding the transfer of Party B’s shares or executed any agreement with any third party regarding the transfer of Party B’s shares;

(g)	There are no disputes, litigation, arbitration, administrative proceedings or any other legal proceedings relating to Party B and / or Party B’s shares, nor are there any potential disputes, litigation, arbitration, administrative proceedings or any other legal proceedings relating to Party B and / or Party B’s shares; and

(h)	Ctrip Commerce has completed all the government approvals, authorizations, licensing, registration and filling required for engaging in business within the scope of its business license and for owning its assets.

3.	Party B’s Covenants

3.1	As a major shareholder in Ctrip Commerce, Party B promises that during the term of this Agreement, Party B shall cause Ctrip Commerce:

(a)	Without Party A’s prior written consent, Ctrip Commerce shall not supplement, change or amend its corporate bylaws in any manner, increase or decrease its registered capital or change its share capital structure in any manner;

(b)	Maintain its corporate existence in accordance with good financial and business standards and practices by prudently and effectively operating its business and handling its affairs;

(c)	Without Party A’s prior written consent, Party B shall not sell, transfer, mortgage or in dispose in other manner its legitimate or beneficial interest in any of its assets, business or revenue at any time from the date of execution of this Agreement, or permit the encumbrance of any other security interest thereon;

(d)	Without Party A’s prior written consent, Party B shall not incur, inherit, guarantee or otherwise allow for the existence of any debt, except for (i) debt incurred in the ordinary course of business instead of that incurred through any loans; and (ii) debt already disclosed to Party A for which Party A’s written consent has been obtained;

(e)	Always operate all business during the ordinary course of business, to maintain its asset value;

(f)	Without the prior written consent of Party A, Party B shall not execute any major contract, except for contracts in the ordinary course of business (for purpose of this subsection, a contract whose value exceeds RMB50,000 shall be deemed a major contract);

(g)	Without the prior written consent of Party A, Party B shall not provide any person with any loan or credit;

(h)	Provide Party A with all of the information on Party B’s business operations and financial condition at Party A’s request;

(i)	Procure and maintain insurance from an insurance carrier acceptable to Party A, and the amount and types of coverage maintained shall be identical to the amount and types of coverage usually maintained by companies that operate similar business and hold similar properties or assets in the same area where Party B is located;

(j)	Without the prior written consent of Party A, Party B shall not merge or be consolidated with any person, or acquire any person or make investments in any person;

(k)	Immediately notify Party A of the occurrence or possible occurrence of any litigation, arbitration or administrative proceedings relating to Party B’s assets, business and income;

(l)	To maintain the ownership by Party B of all of its assets, execute all necessary or appropriate documents, take all necessary or appropriate actions and file all necessary or appropriate complaints or raise necessary and appropriate defense against all claims;

(m)	Without the prior written consent of Party A, Party B shall not in any manner distribute stock dividends to shareholders, provided that as soon as Party A makes a request, Party B shall immediately distribute all distributable profits to the respective shareholders;

(n)	At the request of Party A, appoint any persons designated by Party A as directors of Ctrip Commerce; and

(o)	Strictly abide by the provisions of the Exclusive Option Agreement, and refrain from any action/omission sufficient to affect the effectiveness and enforceability of the Exclusive Option Agreement.

3.2	Party B promises that during the term of this Agreement, he shall

(a)	Without the prior written consent of Party A, Party B shall not sell, transfer, mortgage or dispose of in any other manner the legal or beneficial interest in shares held by Party B, or allow the encumbrance thereon of any security interest or permit the encumbrance of any other security interest thereon, except in accordance with the Share Pledge Agreement;

(b)	Cause the directors of Ctrip Commerce appointed by Party B not to approve the sale, transfer, mortgage or disposition in any other manner of any legal or beneficial interest in shares held by Party B, or allow the encumbrance thereon of any security interest, except to Party A or Party A’s designated person;

(c)	Cause the directors of Ctrip Commerce appointed by Party B not to approve the merger or consolidation of Ctrip Commerce with any person, or its acquisition of or investment in any person, without the prior written consent of Party A;

(d)	Immediately notify Party A of the occurrence or possible occurrence of any litigation, arbitration or administrative proceedings relating to Party B’s shares;

(e)	To maintain his ownership of his shares in Ctrip Commerce, execute all necessary or appropriate documents, take all necessary or appropriate actions and file all necessary or appropriate complaints or raise necessary and appropriate defense against all claims;

(f)	Without the prior written consent of Party A, Party B shall refrain from any action / omission that may have a major impact on the assets, business and liabilities of Ctrip Commerce;

(g)	Appoint any designee of Party A as director of Ctrip Commerce, at the request of Party A;

(h)	To the extent permitted by Chinese law, at the request of Party A at any time, promptly and unconditionally transfer all of the shares held by Party B in Ctrip Commerce to Party A or Party A’s designated representative at any time, and cause the other shareholder of Ctrip Commerce to waives his right of first refusal with respect to the share transfer described in this section;

(i)	To the extent permitted by Chinese law, at the request of Party A at any time, cause the other shareholder of Ctrip Commerce to promptly and unconditionally transfer all of the shares held by him to Party A or Party A’s designated representative at any time, and Party B hereby waives his right of first refusal with respect to the share transfer described in this section;

(j)	In the event that Party A purchases Party B’s shares from Party B in accordance with the provisions of the Exclusive Option Agreement, Party B shall use such purchase price obtained thereby to repay the loan to Party A first; and

(k)	Strictly abide by the provisions of this Agreement, the Share Pledge Agreement and the Exclusive Option Agreement, effectively perform his obligations under this Agreement, the Share Pledge Agreement and the Exclusive Option Agreement, and refrain from any action / omission sufficient to affect the effectiveness and enforceability of this Agreement, the Share Pledge Agreement and the Exclusive Option Agreement.

4.	Liability for Default

In the event that Party B fails to perform the repayment obligations by the deadline set forth in this Agreement, Party B shall pay an overdue interest of 0.01% per day for the outstanding payment, until the day Party B repays all principal of the loan, overdue interest and other amounts.

5.	Notices

Unless there are written notices changing the addresses below, notices under this Agreement shall be sent to the following addresses via personal delivery, facsimile or registered mail. If a notice is sent via registered mail, the date of signature for receipt on return receipt of the registered mail shall be the date of service; if a notice is sent via personal delivery or facsimile, it shall be deemed served on the date sent. If a notice is sent via facsimile, the original document shall be immediately sent to the following addresses via registered mail or personal delivery after transmission.

To Party A:

Ctrip.com (Hong Kong) Limited

Room 2001, The Centrium, 60 Wyndham Street

Central, Hong Kong

Facsimile: (00852) 21690920

Phone: (00852) 21690911

Attn: Neil Shen

To Party B: Qi Ji

Address: [redacted]

Facsimile: [redacted]

Phone: [redacted]

To Party C: Min Fan

Address: [redacted]

Facsimile: [redacted]

Phone: [redacted]

To Party D: Jianzhang Liang

Address: [redacted]

Facsimile: [redacted]

Phone: [redacted]

6.	Duty to maintain confidentiality

The parties acknowledge that any oral or written information exchanged among them with respect to this Agreement is confidential information. The parties shall maintain the confidentiality of all such information, and without obtaining the written consent of other parties, they shall not disclose any relevant information to any third parties, except in the following circumstances: (a) such information is or will be in the public domain (provided that this is not the result of a public disclosure by the receiving party); (b) information disclosed as required by applicable laws or rules or regulations of any stock exchange; or (c) information required to be disclosed by any party to its legal counsel or financial advisor regarding the transaction contemplated hereunder, and such legal counsel or financial advisor are also required to be bound by confidentiality duties similar to the duties in this section. Disclosure of a secret by the staff members or agency hired by any party shall be deemed disclosure of a secret by such a party, which shall be held liable for breach of this Agreement. This section shall survive the termination of this Agreement for any reason.

7.	Governing Law and Resolution of Disputes

7.1	The execution, effectiveness, construction, performance and termination of this Agreement and the resolution of disputes shall be governed by Chinese laws.

7.2	In the event of any dispute with respect to the construction and performance of this Agreement, the parties shall first resolve same through friendly negotiations. Upon failure by the parties to reach an agreement on the resolution of such a dispute within 30 days after either party submits a request to the other party to resolve same through negotiations, any party may submit the relevant dispute to the China International Economics and Foreign Trade Arbitration Commission Shanghai Chapter for resolution by arbitration, in accordance with its arbitration rules effective then. The arbitration shall be performed in Shanghai, and the language used during arbitration shall be Chinese. The arbitration ruling shall be final and binding on all parties.

7.3	Upon the occurrence of any disputes arising from the construction and performance of this Agreement or during the pendancy of arbitration of any dispute, except for the matters under dispute, the parties to this Agreement shall continue to exercise their respective rights under this Agreement and perform their other respective obligations under this Agreement.

8.	Entire Agreement

The parties reaffirm that the Consulting Agreement executed by the parties to this Agreement on May 31, 2000 is invalid, and shall not be binding on the parties to this Agreement. The funding relations that occurred among the parties with respect to the maters described in this Agreement are fully defined in this Agreement and Party C’s Loan Agreement.

Except the written amendments, supplements or changes done after the execution of this Agreement, this Agreement and Party C’s Loan Agreement shall constitute the entire agreement among the parties to this Agreement with respect to the construction of this Agreement and the matters set forth in this Agreement, and shall supercede all prior oral discussions and written contracts reached among the parties with respect to the aforementioned matters.

9.	Miscellaneous

9.1	This Agreement shall take effect upon the date of execution thereof, and shall expire upon the date of performance by the parties of their obligations under this Agreement.

9.2	This Agreement shall be in quadruplicate copies, with one copy for each of the parties. The copies shall have equal legal validity.

9.3	The parties to this Agreement all agree that Party A and Party B shall have the right to amend and supplement through written agreement any covenants herein that involve the relationship of rights and obligations between Party A and Party B. Such amendments and supplements shall not require the consent of Party C and Party D, not shall notices be required to be sent to Party C and Party D or acknowledgement required from Party C and Party D. Party C and Party D hereby acknowledge their waiver of all rights relating thereto. Such written amendment agreement and / or supplemental agreement executed by and between Party A and Party B are an integral part of this Agreement, and shall have the same legal validity as this Agreement.

9.4	The invalidation of any provisions of this Agreement shall not affect the legal validity of the remaining provisions of this Agreement.

9.5	The attachments to this Agreement shall be an integral part of this Agreement and shall have the same legal validity as this Agreement.

Party A: Ctrip.com (Hong Kong) Limited
Authorized representative: /s/ Authorized Signatory

Party B:
Signed: /s/ Qi Ji

Party C:
Signed: /s/ Min Fan

Party D:
Signed: /s/ Jianzhang Liang

Schedule A

The following schedule sets forth all other similar agreements the registrant entered with each of its affiliated Chinese entities and the material differences between such other agreements and this exhibit.

	VIE	Executing Parties	Execution Date	Amount and Term of Loan	Status	Purpose of Loan (including use restriction)	Payment Restriction	Restriction imposed by the Lender on VIE Shareholders’ Power to Sell their Shares	Borrower’s Covenants on the Shares	Termination and Renewal Clauses
	Shanghai Ctrip Commerce Co., Ltd.	Party A (Lender): Ctrip.com (Hong Kong) Limited Party B (Borrower): Qi Ji Party C (Borrower): Min Fan Party D (Borrower): Jianzhang Liang	2003-9-10	Amount: RMB1.02 million, lent by Party A to Party B Term: 10 years	A supplemental agreement was executed on May 15, 2008, whereby Qi Ji is changed to Tao Yang	Identical among all agreements: All used for shareholders’ contribution to the registered capital of the VIE.

Identical among all agreements: The method of repayment can only take the following form: the Borrower transfers in whole the shares held by him in the VIE to the Lender or the Lender’s designated person (legal or natural person).

								Identical among all agreements: Party B shall irrevocably grant to Party A an exclusive option to purchase all of the shares of the VIE held by Party B.	Identical among all agreements: See details in Section 3.2 of the Form Agreement	Identical among all agreements: The agreement may be extended upon the consent of the Parties
Form Agreement	Shanghai Ctrip Commerce Co., Ltd.	Party A (Lender): Ctrip.com (Hong Kong) Limited Party B (Borrower): Min Fan Party C (Borrower): Qi Ji Party D (Borrower): Jianzhang Liang	2003-9-10	Amount: RMB980,000, lent by Party A to Party B Term: 10 years

A supplemental agreement was executed on January 15, 2004, whereby Party A grants to Party B an additional loan of RMB4.1 million. Another supplemental agreement was executed on October 11, 2006, whereby Party A additionally lends Party B RMB3.9 million, making the entire loan as RMB8.98 million in total. Another Supplemental agreement was executed on May 15, 2008, whereby Qi Ji is changed to Tao Yang.

	Shenzhen Ctrip Travel Agency Co., Ltd.	Party A (Lender): Ctrip.com (Hong Kong) Limited Party B (Borrower): Jianmin Zhu	2004-8-1	Amount: RMB150,000, lent by Party A to Party B Repayment Deadline: February 5, 2014	A supplemental agreement was executed on April 24, 2006, whereby Party A lends an additional RMB100,000 to Party B, making the entire loan as RMB250,000 in total.

	VIE	Executing Parties	Execution Date	Amount and Term of Loan	Status	Purpose of Loan (including use restriction)	Payment Restriction	Restriction imposed by the Lender on VIE Shareholders’ Power to Sell their Shares	Borrower’s Covenants on the Shares	Termination and Renewal Clauses
	Shenzhen Ctrip Travel Agency Co., Ltd.	Party A (Lender): Ctrip.com (Hong Kong) Limited Party B (Borrower): Min Fan	2004-2-6	Amount: RMB1.35 million, lent by Party A to Party B Term: 10 years	A supplemental agreement was executed on April 24, 2006, whereby Party A lends an additional RMB900,000 to Party B, making the entire loan as RMB2.25 million in total.
	Shenzhen Ctrip Travel Agency Co., Ltd.	Party A (Lender): Ctrip.com (Hong Kong) Limited Party B (Borrower): Min Fan	2004-2-6	Amount: RMB1.35 million, lent by Party A to Party B Term: 10 years
Variation I	Beijing Ctrip International Travel Agency Co., Ltd.	Party A (Lender): Ctrip.com (Hong Kong) Limited Party B (Borrower): Maohua Sun	5/16/2011	Amount: RMB1.6 million, lent by Party A to Party B Expiry Date: May 15, 2021		No Difference	No Difference	No Difference

Firstly, the following part of Section 3.2(h) of the Form Agreement is not contained in this Agreement: “and cause the other shareholder of the VIE to waive his right of first refusal with respect to the share

No Difference
	Shanghai Huacheng Southwest Travel Agency Co., Ltd.	Party A (Lender): Ctrip Computer Technology (Shanghai) Co., Ltd. Party B (Borrower): Maohua Sun	5/16/2011	Amount: RMB250,000, lent by Party A to Party B Expiry Date: May 15, 2021

VIE	Executing Parties	Execution Date	Amount and Term of Loan	Status	Purpose of Loan (including use restriction)	Payment Restriction	Restriction imposed by the Lender on VIE Shareholders’ Power to Sell their Shares	Borrower’s Covenants on the Shares	Termination and Renewal Clauses
Shanghai Ctrip Commerce Co., Ltd.	Party A (Lender): Ctrip Computer Technology (Shanghai) Co., Ltd. Party B (Borrower): Maohua Sun	5/16/2011	Amount: RMB 1.02 million, lent by Party A to Party B Expiry Date: May 15, 2021					transfer described in this section;” Secondly, Section 3.2(i) of the Form Agreement is not contained in this Agreement: “To the extent permitted by Chinese law, at the request of Party A at any time, cause the other shareholder of the VIE to promptly and unconditionally transfer all of the shares held by him to Party A or Party A’s designated representative at any time, and Party B hereby waives his right of first refusal with respect to the share transfer described in this section;”
Shanghai Quanlv Network Technology Co., Ltd.	Party A (Lender): Ctrip Computer Technology (Shanghai) Co., Ltd. Party B (Borrower): Maohua Sun	5/16/2011	Amount: RMB500,000, lent by Party A to Party B Expiry Date: May 15, 2021
Nantong Tongcheng Information Technology Co., Ltd.	Party A (Lender): Ctrip Computer Technology (Shanghai) Co., Ltd. Party B (Borrower): Fengying Zhang	3/7/2007	Amount: RMB10 million, lent by Party A to Party B Expiry Date: March 6, 2015
Shanghai Ctrip Commerce Co., Ltd.	Party A (Lender): Ctrip Computer Technology (Shanghai) Co., Ltd. Party B (Borrower): Min Fan	2011-9-16	Amount: RMB17.96 million, lent by Party A to Party B Expiry Date: September 16, 2021
Shanghai Ctrip Commerce Co., Ltd.	Party A (Lender): Ctrip Computer Technology (Shanghai) Co., Ltd. Party B (Borrower): Maohua Sun	2011-9-16	Amount: RMB2.04 million, lent by Party A to Party B Expiry Date: September 16, 2021

VIE	Executing Parties	Execution Date	Amount and Term of Loan	Status	Purpose of Loan (including use restriction)	Payment Restriction	Restriction imposed by the Lender on VIE Shareholders’ Power to Sell their Shares	Borrower’s Covenants on the Shares	Termination and Renewal Clauses
Hainan Sweetome Hotel Management Co., Ltd.	Party A (Lender): Ctrip Computer Technology (Shanghai) Co., Ltd. Party B (Borrower): Maohua Sun	2011-8-2	Amount: RMB3.5 million, lent by Party A to Party B Expiry Date: August 1, 2021	A supplemental agreement was executed in September, 2011 to change the amount of the loan from RMB3.5 million to 2.75 million.
Tujia Online Information Technology (Beijing) Co., Ltd.	Party A (Lender): Ctrip Computer Technology (Shanghai) Co., Ltd. Party B (Borrower): Maohua Sun	2011-6-20	Amount: RMB1.4 million, lent by Party A to Party B Expiry Date: June 19, 2021	A supplemental agreement was executed in September, 2011 to change the amount of the loan from RMB1.4 million to 1.1 million.
Hainan Sweetome Hotel Management Co., Ltd.	Party A (Lender): Ctrip Computer Technology (Shanghai) Co., Ltd. Party B (Borrower): Lei Chen	2011-8-2	Amount: RMB1.5 million, lent by Party A to Party B Expiry Date: August 1, 2021

The Borrower assigned its shares in September, 2011, so the agreement between Party A and Party B was terminated. A supplemental Agreement was executed on October 12, 2012 to change the Borrower to Jun Luo.

Tujia Online Information Technology (Beijing) Co., Ltd.	Party A (Lender): Ctrip Computer Technology (Shanghai) Co., Ltd. Party B (Borrower): Xiaopan Wang	2011-6-20	Amount: RMB600,000, lent by Party A to Party B Expiry Date: June 19, 2021

The Borrower assigned its shares in September, 2011, so the agreement between Party A and Party B was terminated. A supplemental Agreement was executed on October 12, 2012 to change the Borrower to Jun Luo.

Shanghai Quanlv Network Technology Co., Ltd.	Party A (Lender): Ctrip Computer Technology (Shanghai) Co., Ltd. Party B (Borrower): Min Fan	2010-10-18	Amount: RMB4.5 million, lent by Party A to Party B Expiry Date: October 17, 2020

	VIE	Executing Parties	Execution Date	Amount and Term of Loan	Status	Purpose of Loan (including use restriction)	Payment Restriction	Restriction imposed by the Lender on VIE Shareholders’ Power to Sell their Shares	Borrower’s Covenants on the Shares	Termination and Renewal Clauses
Variation II	Guangzhou Ctrip Travel Agency Co., Ltd.	Party A (Lender): Ctrip.com (Hong Kong) Limited Party B (Borrower): Min Fan	2003-9-10	Amount: RMB450,000, lent by Party A to Party B Term: 10 years

A supplemental agreement was executed on March 1, 2004, whereby Party A grants to Party B an additional loan of RMB1.35 million. Another supplemental agreement was executed on May 11, 2006, whereby Party A additionally lends Party B RMB900,000, making the entire loan as RMB2.7 million in total.

RMB50,000 of the loan will be used to repay the amounts owed to Ctrip Computer, and RMB400,000 will be used to pay the share transfer price to Shanghai Ctrip Commerce Co., Ltd. in consideration for the transfer of 80% shares of Guangzhou Ctrip.

							No Difference	No Difference	No Difference	No Difference
Variation III	Guangzhou Ctrip Travel Agency Co., Ltd.	Party A (Lender): Ctrip.com (Hong Kong) Limited Party B (Borrower): Jianmin Zhu	2004-8-1	Amount: RMB200,000 Expiry Date: September 9, 2013	A supplemental agreement was executed on May 11, 2006, whereby Party A additionally lends Party B RMB100,000, making the entire loan as RMB300,000 in total.	Loan amounts only used to pay the share transfer price to the transferor of the shares of VIE.	No Difference	No Difference	No Difference	No Difference
	Beijing Ctrip International Travel Agency Co., Ltd.	Party A (Lender): Ctrip.com (Hong Kong) Limited Party B (Borrower): Min Fan	2003-9-10	Amount: RMB387,380, lent by Party A to Party B Term: 10 years	Terminated by a supplemental agreement executed on September 22, 2004

	VIE	Executing Parties	Execution Date	Amount and Term of Loan	Status	Purpose of Loan (including use restriction)	Payment Restriction	Restriction imposed by the Lender on VIE Shareholders’ Power to Sell their Shares	Borrower’s Covenants on the Shares	Termination and Renewal Clauses
Variation IV	Shanghai Ctrip Charming International Travel Agency Co., Ltd.	Party A (Lender): Ctrip.com (Hong Kong) Limited Party B (Borrower): Min Fan	2003-11-3	Amount: RMB4.29 million, lent by Party A to Party B Expiry Date: September 26, 2013	A supplemental agreement was executed on May 26, 2006, whereby Party A’s creditor’s rights were transferred to Ctrip Computer and additional loans were made to Party B by Ctrip Computer

RMB2.31 million will be used for capital increase of Ctrip Charming; on August 25, 2003, RMB600,000 was used to pay the price to purchase the shares of Ctrip Charming; on September 26, 2003, RMB1.38 million was used to pay the price to purchase the shares of Ctrip Charming.

							No Difference	No Difference	No Difference	No Difference

Exhibit B

Exclusive Option Agreement

This Exclusive Option Agreement (this “Agreement”) is executed by and among the parties below as of September 10, 2003:

(1)	Party A: Ctrip.com (Hong Kong) Limited, a limited liability company set up and existing under the laws of Hong Kong, with its registered address at Ctrip.com (Hong Kong) Limited, Unit 2001, The Centrium, 60 Wyndham Street, Central, Hong Kong;

(2)	Party B: Min Fan Chinese identification card No.:[redacted] Home address: [redacted]; and

(3)	Party C: Shanghai Ctrip Commerce Co., Ltd., a limited liability company established and existing under the PRC laws, and the registered address is No. 628, Hongqiao Road, Shanghai.

In this Agreement, each of Party A, Party B and Party C shall be referred to as a “Party,” and they shall be collectively referred to as the “Parties.”

Whereas:

(1)	Party B holds 49% of the shares in Party C.

(2)	Party B and Party A executed a loan agreement on September 10, 2003 (the “Loan Agreement”).

(3)	Party C has executed a series of agreements such as the “Consulting Services Agreement” with Ctrip Computer Technology (Shanghai) Limited, a wholly owned foreign entity set up by Party A in China (“Ctrip Shanghai”).

Now therefore, upon mutual discussions and negotiations, the Parties have reached the following agreements:

1.	Stock option and sale

1.1	Stock option grant

Party B hereby irrevocably grants to Party A an irrevocable right to purchase, or designate one or more persons (each, a “Designee”) to purchase, the shares of Party C then held by Party B at any time in part or in whole at Party A’s sole and absolute discretion to the extent permitted by Chinese laws and at the price described in Section 1.3 herein (such right being the “Stock Option”). Except for Party A and the Designee(s), no other person shall be entitled to the Stock Option. Party C hereby agrees to the grant by Party B of the Stock Option to Party A. The term “person” as used herein shall refer to individuals, corporations, partnerships, partners, enterprises, trusts or non-corporate organizations.

1

1.2	Steps for Exercise of Stock Option

Subject to the provisions of Chinese laws and regulations, Party A may exercise the Stock Option by issuing a written notice to Party B (the “Stock Option Notice”) and specifying the number of shares to be purchased from Party B (the “Option Shares”).

1.3	Stock Option Price

Unless an appraisal is required by Chinese laws applicable to the Stock Option exercised by Party A, the purchase price of the Option Shares (the “Stock Option Price”) shall equal the actual capital contributions paid in by Party B for the Option Shares.

1.4	Transfer of Option Shares

For each exercise of the Stock Option:

(a)	Party B shall cause to promptly convene a shareholders meeting, at which a resolution shall be adopted approving Party B’s transfer of Option Shares to Party A and / or the Designee(s);

(b)	Party B shall execute a share transfer contract with respect to each transfer with Party A and / or each Designee (whichever is applicable), in accordance with the provisions of this Agreement and the Stock Option Notice regarding the Option Shares;

(c)	The relevant Parties shall execute all other necessary contracts, agreements or documents, obtain all necessary government licenses and permits and take all necessary actions, to give valid ownership of the Option Shares to Party A and/or the Designee(s) unencumbered by any security interest and cause Party A and/or the Designee(s) to become the registered owner(s) of the Option Shares. For the purchase of this section and this Agreement, “security interest” shall include security, mortgages, third party’s rights or interests, any stock options, acquisition right, right of first refusal, right to offset, ownership detention or other security arrangements, etc. To clarify, security interest shall not include any security interest generated under this Agreement and Party B’s Share Pledge agreement. The “Party B’s Share Pledge Agreement” as used in this section and this Agreement shall refer to the Share Pledge Agreement executed by and between Ctrip Shanghai and Party B as of the even date hereof, whereby Party B pledges all of his shares in Party C to Ctrip Shanghai, in order to guarantee Party C’s performance of its obligations under the “Consulting Services Agreement” executed by and between Party C and Ctrip Shanghai.

1.5	Payment for the Stock Option Price

In view of the fact that Party A and Party B have agreed in the Loan Agreement that any proceeds obtained by Party B through the transfer of its shares in Party C shall be used as consideration for repayment of the loan provided by Party A in accordance with the Loan Agreement, when Party A exercises the Stock Option, the Stock Option Price shall be deemed as consideration for repaying the loan owed by Party B to Party A, and accordingly, Party A shall no longer be required to pay any separate Stock Option Price to Party B.

2

2.	Covenants regarding Stock Option

2.1	Covenants regarding Party C

Party B and Party C hereby warrant the following:

(a)	Without the prior written consent of Party A or Ctrip Shanghai, they shall not in any manner supplement, change or amend the articles and by laws of Party C, increase or decrease its registered capital, or change its structure of registered capital in any other manner;

(b)	Maintain Party C’s corporate existence in accordance with good financial and business standards and practices by prudently and effectively operating its business and handling its affairs;

(c)	Without the prior written consent of Party A or Ctrip Shanghai, they shall not at any time following the date of execution hereof, sell, transfer, mortgage or dispose of in any other manner any assets of Party C or legal or beneficial interest in the business or revenues of Party C, or allow the encumbrance thereon of any security interest;

(d)	Without the prior written consent of Party A or Ctrip Shanghai, they shall not incur, inherit, guarantee for or suffer the existence of any debt, except for (i) debt incurred in the ordinary course of business instead of that incurred through any loans; and (ii) debt already disclosed to Party A for which Party A’s written consent has been obtained;

(e)	Always operate all of Party C’s businesses during the ordinary course of business, to maintain the asset value of Party C and refrain from any action / omission sufficient to affect Party C’s operating status and asset value;

(f)	Without the prior written consent of Party A or Ctrip Shanghai, they shall not execute any major contract, except contracts in the ordinary course of business (for purpose of this subsection, a contract whose value exceeds RMB1 million shall be deemed a major contract);

(g)	Without the prior written consent of Party A or Ctrip Shanghai, they shall not provide any person with any loan or credit;

(h)	Provide Party A with information on Party C’s business operations and financial condition at Party A’s request;

(i)	Procure and maintain insurance from an insurance carrier acceptable to Party A, and the amount and types of coverage maintained shall be identical to the amount and types of coverage usually maintained by companies that operate similar business and hold similar properties or assets in the same area where Party C is located;

3

(j)	Without the prior written consent of Party A or Ctrip Shanghai, they shall not merge or be consolidated with any person, or acquire any person or make investments in any person;

(k)	Immediately notify Party A of the occurrence or possible occurrence of any litigation, arbitration or administrative proceedings relating to Party C’s assets, business and revenue;

(l)	To maintain the ownership by Party C of all of its assets, execute all necessary or appropriate documents, take all necessary or appropriate actions and file all necessary or appropriate complaints or raise necessary and appropriate defenses against all claims;

(m)	Without the prior written consent of Party A or Ctrip Shanghai, they shall not in any manner distribute stock dividends to the shareholders, provided that as soon as Party A makes a request, they shall immediately distribute all distributable profits to the respective shareholders; and

(n)	At the request of Party A or Ctrip Shanghai, appoint any persons designated by Ctrip Shanghai as directors of Party C.

2.2	Covenants regarding Party B

Party B hereby warrants the following:

(a)	Without the prior written consent of Party A or Ctrip Shanghai, Party B shall not at any time following the date of execution hereof sell, transfer, mortgage or dispose of in any other manner any legal or beneficial interest in the shares of Party C held by Party B, or allow the encumbrance thereon of any security interest, except for the pledge placed on these shares in accordance with Party B’s Share Pledge Agreement;

(b)	Cause the directors of Party C appointed by Party B not to approve the sale, transfer, mortgage or disposition in any other manner any legal or beneficial interest in the shares of Party C held by Party B, or allow the encumbrance thereon of any security interest, except for the pledge placed on these shares in accordance with Party B’s Share Pledge Agreement;

(c)	Cause the directors of Party C appointed by Party B not to approve the merger or consolidation with any person, or the acquisition of or investment in any person, without the prior written consent of Party A or Ctrip Shanghai;

(d)	Immediately notify Party A of the occurrence or possible occurrence of any litigation, arbitration or administrative proceedings relating to the shares of Party C held by Party B;

4

(e)	Cause the directors of Party C appointed by Party B to vote their approval of the transfer of the Option Shares as set forth in this Agreement;

(f)	To maintain his ownership of Party C’s shares, execute all necessary or appropriate documents, take all necessary or appropriate actions and file all necessary or appropriate complaints or raise necessary and appropriate defenses against all claims;

(g)	Appoint any Designee of Ctrip Shanghai as director of Party C, at the request of Party A or Ctrip Shanghai;

(h)	At the request of Party A at any time, promptly and unconditionally transfer its shares in Party C to Party A’s Designee(s) at any time, and waives its right of first refusal to the share transfer by the other existing shareholder of Party C; and

(i)	Strictly abide by the provisions of this Agreement and other contracts jointly or separately executed by and among Party B, Party C and Party A, effectively perform the obligations thereunder, and refrain from any action/omission sufficient to affect the effectiveness and enforceability thereof.

3.	Representations and Warranties by Party B and Party C

Party B and Party C hereby represent and warrant to Party A, as of the date of execution of this Agreement and each date of transfer of the Option Shares, that:

(a)	They have the authority to execute and deliver this Agreement and any share transfer contracts to which they are a party concerning the Option Shares to be transferred thereunder (each, a “Transfer Contract”), and to perform their obligations under this Agreement and any Transfer Contracts. The execution of this Agreement and the Transfer Contracts to which they are a party shall constitute their legal, valid and binding obligations and shall be enforceable against them in accordance with the provisions thereof;

(b)	The execution and delivery of this Agreement or any Transfer Contract and the obligations under this Agreement or any Transfer Contract shall not: (i) cause any violation of any applicable Chinese laws; (ii) be inconsistent of their articles, bylaws or other organizational documents; (iii) cause the violation of any contracts or instruments to which they are a party or which are binding on them, or constitute any breach under any contracts or instruments to which they are a party or which are binding on them; (iv) cause any violation of any condition for the grant and /or continued effectiveness of any licenses or permits issued to either of them; or (v) cause the suspension or revocation of or imposition of additional conditions to any licenses or permits issued to either of them;

(c)	Party C has a good and merchantable title to all of its assets. Party C has not placed any security interest on the aforementioned assets;

5

(d)	Party C does not have any outstanding debt, except for (i) debt incurred in the ordinary course of business; and (ii) debt already disclosed to Party A for which Party A’s written consent has been obtained.

(e)	Party C has complied with all Chinese laws and regulations applicable to asset acquisitions;

(f)	Currently, there are no pending or possible litigation, arbitration or administrative proceedings relating to the shares or assets of Party C; and

(g)	Party B has a good and merchantable title to the shares of Party C he holds, and has not placed any security interest on such shares.

4.	Effective date

This Agreement shall take effect upon the date of execution of this Agreement and remain effective for a term of 10 years, and may be renewed for an additional 10 years at Party A’s election.

5.	Applicable laws and resolution of disputes

5.1	Applicable laws

The execution, effectiveness, construction and performance of this Agreement and the resolution of disputes hereunder shall be subject to the protection and jurisdiction of formally published and publicly available laws of China. Matters not covered by formally published and publicly available laws of China shall be governed by international legal principles and practices.

5.2	Methods of resolution of disputes

In the event of any dispute with respect to the construction and performance of the provisions of this Agreement, the Parties shall negotiate in good faith to resolve same. Upon failure by the Parties to reach an agreement on the resolution of such a dispute within 30 days after any Party submits a request to resolve same through negotiations, any Party may submit the relevant dispute to the China International Economics and Foreign Trade Arbitration Commission Shanghai Chapter for resolution by arbitration, in accordance with its then-effective arbitration rules. The arbitration shall be performed in Shanghai, and the language used during arbitration shall be Chinese. The arbitration ruling shall be final and binding on both Parties.

6.	Taxes and fees

Each Party shall pay any and all transfer and registration tax, expenses and fees incurred thereby or levied thereon in accordance with Chinese laws in connection with the preparation and execution of this Agreement and the Transfer Contracts, as well as the consummation of the transactions contemplated under this Agreement and the Transfer Contracts.

6

7.	Notices

The notices or other communications required of any Party shall be in writing in Chinese or English, and shall be sent to the following addresses of other Parties or other designated addresses in notices from such a Party from time to time via personal delivery, letter or facsimile. The date on which such a notice shall be deemed actually served shall be determined as follows: (a) if a notice is sent via personal delivery, it shall be deemed actually served on the date of such personal delivery; (b) if a notice is sent via letter, on the tenth day (as indicated by the postmark) after the letter is sent via registered air mail, postage prepaid, or on the fourth day after the notice is given to an internationally recognized express mail carrier, it shall be deemed actually served; and (c) if a notice is sent via facsimile, the time of receipt shown on the transmission acknowledge sheet of the document shall be deemed the time of actual service.

To Party A:

Ctrip.com (Hong Kong) Limited

Room 2001, The Centrium, 60 Wyndham Street

Central, Hong Kong

Facsimile: (00852) 21690920

Phone: (00852) 21690911

Attn: Neil Shen

To Party B:

Name: Min Fan

Address: [redacted]

Facsimile: [redacted]

Phone: [redacted]

To Party C:

Name: Shanghai Ctrip Commerce Co., Ltd.

Address: No. 628 Hongqiao Road, Shanghai

Facsimile: (021) 54261600

Phone: (021) 34064880

8.	The duty to maintain confidentiality

The Parties acknowledge that any oral or written information exchanged among them with respect to this Agreement is confidential information. Each Party shall maintain the confidentiality of all such information, and without obtaining the written consent of other Parties, it shall not disclose any relevant information to any third parties, except in the following circumstances: (a) such information is or will be in the public domain (provided that this is not the result of a public disclosure by the receiving party); (b) information disclosed as required by applicable laws or rules or regulations of any stock exchange; or (c) information required to be disclosed by any Party to its legal counsel or financial advisor regarding the transaction contemplated hereunder, and such legal counsel or financial advisor are also required to be bound by confidentiality duties similar to the duties in this section. Disclosure of a secret by the staff members or agency hired by any Party shall be deemed disclosure of a secret by such a Party, which shall be held liable for breach of this Agreement. This section shall survive the termination of this Agreement for any reason.

7

9.	Further warranties

The Parties agree to promptly execute documents that are reasonably required for the implementation of the provisions and purposes of this Agreement or that are conducive thereto, and take further actions that are reasonably required for the implementation of the provisions and purposes of this Agreement or that are conducive thereto.

10.	Miscellaneous

10.1	Amendments, changes and supplements Any amendments, changes and supplements to this Agreement shall require the execution of a written agreement by all of the Parties.

10.2	Compliance with laws and regulations Each of the Parties shall comply with all formally published and publicly available laws and regulations of China and ensure that the operations of each of the Parties are in compliance with all formally published and publicly available laws and regulations of China.

10.3	Entire contract

Except the written amendments, supplements or changes executed after the execution of this Agreement, this Agreement shall constitute the entire agreement reached by and among the Parties hereto with respect to the subject matter thereof, and shall supercede all prior oral and written consultations, representations and contracts reached with respect to the subject matter of this Agreement.

10.4	Headings

The headings of this Agreement are for convenience only, and shall not be used to interpret, explain or otherwise affect the meanings of the provisions of this Agreement.

10.5	Languages

This Agreement is in writing in Chinese in triplicate copies.

10.6	Severability

In the event that one or several of the provisions of this Agreement are ruled invalid, illegal or unenforceable in any aspect in accordance with any laws or regulations, the validity, legality or enforceability of the remaining provisions of this Agreement shall not be affected or compromised in any aspect. The Parties shall strive in good faith to replace such invalid, illegal or unenforceable provisions with effective provisions, and the economic effect of such effective provisions shall be as close as possible to the economic effect of those invalid, illegal or unenforceable provisions.

8

10.7	Successors

This Agreement shall be binding on and shall inure to the interest of the respective successors of the Parties and the permitted assigns of such Parties.

10.8	Survival

(a)	Any obligations that occur or that are due as a result of this Agreement upon the expiration or early termination of this Agreement shall survive the expiration or early termination thereof.

(b)	The provisions of Articles 5 and 7 and this Section 10.8 shall survive the termination of this Agreement.

10.9	Waivers

Any Party may waive the terms and conditions of this Agreement, provided that such a waiver must be provided in writing and shall require the signatures of the Parties. No waiver by any Party in certain circumstances with respect to a breach by other Parties shall operate as a waiver by such a Party with respect to any similar breach in other circumstances.

9

IN WITNESS WHTEREOF, the Parties have caused their respective duly authorized representatives to execute this Agreement as of the date first above written.

Party A: Ctrip.com (Hong Kong) Limited

Authorized representative: /s/ Nanpeng Shen

Party B:

Signed: /s/ Min Fan

Party C: Shanghai Ctrip Commerce Co., Ltd.

Authorized representative: /s/ Min Fan

10

Schedule A

The following schedule sets forth all other similar agreements the registrant entered with each of its affiliated Chinese entities and the material differences between such other agreements and this exhibit.

	VIE	Executing Parties	Execution Date	Status	Description of Exclusive Option	Conditions for Exercise of Exclusive Right	Term of Exclusive Option Agreement and Right of Termination	Provisions of Restrictions on Dividend Distribution and Receipt
Form Agreement	Tujia Online Information Technology (Beijing) Co., Ltd.	Party A: Ctrip Computer Technology (Shanghai) Co., Ltd. Party B: Jun Luo Party C: Tujia Online Information Technology (Beijing) Co., Ltd.	10/12/2011

Identical among all agreements: Party B hereby irrevocably grants to Party A an irrevocable right to purchase, or designate one or more persons (each, a “Designee”) to purchase, the shares of Party C then held by Party B at any time in part or in whole according to the exercise steps at Party A’s sole and absolute discretion to the extent permitted by Chinese laws and at the price described in Section 1.3 herein (such right being the “Stock Option”). Except for Party A and the Designee(s), no other person shall be entitled to the Stock Option.

Identical among all agreements: For each exercise of the Stock Option:

(a)

Party B shall cause Party C to promptly convene a shareholders meeting, at which a resolution shall be adopted approving Party B’s transfer of Option Shares to Party A and / or the Designee(s);

(b)

Party B shall execute a share transfer contract with respect to each transfer with Party A and / or each Designee (whichever is applicable), in accordance with the provisions of this Agreement and the Stock Option Notice regarding the Option Shares;

(c)

The relevant Parties shall execute all other necessary contracts, agreements or documents, obtain all necessary government licenses and

							Identical among all agreements: This agreement shall remain effective for a term of 10 years, and may be renewed for an additional 10 years at Party A’s election.	None

	Shanghai Quanlv Network Technology Co., Ltd.	Party A: Ctrip Computer Technology (Shanghai) Co., Ltd. Party B: Maohua Sun Party C: Shanghai Quanlv Network Technology Co., Ltd.	5/16/2011

11

VIE	Executing Parties	Execution Date	Status	Description of Exclusive Option	Conditions for Exercise of Exclusive Right	Term of Exclusive Option Agreement and Right of Termination	Provisions of Restrictions on Dividend Distribution and Receipt
Shanghai Quanlv Network Technology Co., Ltd.	Party A: Ctrip Computer Technology (Shanghai) Co., Ltd. Party B: Min Fan Party C: Shanghai Quanlv Network Technology Co., Ltd.	10/18/2010			permits and take all necessary actions, to give valid ownership of the Option Shares to Party A and/or the Designee(s) unencumbered by any security interest and cause Party A and/or the Designee(s) to become the registered owner(s) of the Option Shares. For the purchase of this section and this Agreement, “security interest” shall include security, mortgages, third party’s rights or interests, any stock options, acquisition right, right of first refusal, right to offset, ownership detention or other security arrangements, etc. To clarify, security interest shall not include any security interest generated under this Agreement and VIE Share Pledge agreement. The “VIE Share Pledge Agreement” as used in this section and this Agreement shall refer to the Share Pledge Agreement executed by and between Party A and Party B as of the even date hereof, whereby Party B pledges all of his shares in Party C to Party A, in order to guarantee Party C’s performance of its obligations under the “Consulting Services Agreement” executed by and between the shareholders and Party A.
Beijing Ctrip International Travel Agency Co., Ltd.	Party A: Ctrip Computer Technology (Shanghai) Co., Ltd. Party B: Maohua Sun Party C: Beijing Ctrip International Travel Agency Co., Ltd.	5/16/2011
Shanghai Huacheng Southwest Travel Agency Co., Ltd.	Party A: Ctrip Computer Technology (Shanghai) Co., Ltd. Party B: Maohua Sun Party C: Shanghai Huacheng Southwest Travel Agency Co., Ltd.	5/16/2011
Shanghai Ctrip Commerce Co., Ltd.	Party A: Ctrip Computer Technology (Shanghai) Co., Ltd. Party B: Maohua Sun Party C: Shanghai Ctrip Commerce Co., Ltd.	5/16/2011	A supplemental agreement was executed on September 16, 2011, whereby Party B increases its capital contribution to the VIE, but its shareholding proportion remains unchanged.
Nantong Tongcheng Information Technology Co., Ltd.	Party A: Ctrip Computer Technology (Shanghai) Co., Ltd. Party B: Fengying Zhang Party C: Nantong Tongcheng Information Technology Co., Ltd.	3/30/2007

12

VIE	Executing Parties	Execution Date	Status	Description of Exclusive Option	Conditions for Exercise of Exclusive Right	Term of Exclusive Option Agreement and Right of Termination	Provisions of Restrictions on Dividend Distribution and Receipt
Shanghai Ctrip Charming International Travel Agency Co., Ltd.	Party A: Ctrip.com (Hong Kong) Limited Party B: Min Fan Party C: Shanghai Ctrip Charming International Travel Agency Co., Ltd.	11/5/2003
Beijing Ctrip International Travel Agency Co., Ltd.	Party A: Ctrip.com (Hong Kong) Limited Party B: Min Fan Party C: Beijing Ctrip International Travel Agency Co., Ltd.	9/10/2003
Shanghai Ctrip Commerce Co., Ltd.	Party A: Ctrip.com (Hong Kong) Limited Party B: Min Fan Party C: Shanghai Ctrip Commerce Co., Ltd.	9/10/2003	A supplemental agreement was executed on September 16, 2011, whereby Party B increases its capital contribution to the VIE, but its shareholding proportion remains unchanged.

13

VIE	Executing Parties	Execution Date	Status	Description of Exclusive Option	Conditions for Exercise of Exclusive Right	Term of Exclusive Option Agreement and Right of Termination	Provisions of Restrictions on Dividend Distribution and Receipt
Shenzhen Ctrip Travel Agency Co., Ltd.	Party A: Ctrip.com (Hong Kong) Limited Party B: Jianmin Zhu Party C: Shenzhen Ctrip Travel Agency Co., Ltd.	8/1/2004
Shenzhen Ctrip Travel Agency Co., Ltd.	Party A: Ctrip.com (Hong Kong) Limited Party B: Min Fan Party C: Shenzhen Ctrip Travel Agency Co., Ltd.	2/6/2004
Guangzhou Ctrip Travel Agency Co., Ltd.	Party A: Ctrip.com (Hong Kong) Limited Party B: Jianmin Zhu Party C: Guangzhou Ctrip Travel Agency Co., Ltd.	8/1/2004
Guangzhou Ctrip Travel Agency Co., Ltd.	Party A: Ctrip.com (Hong Kong) Limited Party B: Min Fan Party C: Guangzhou Ctrip Travel Agency Co., Ltd.	9/10/2003

14

	VIE	Executing Parties	Execution Date	Status	Description of Exclusive Option	Conditions for Exercise of Exclusive Right	Term of Exclusive Option Agreement and Right of Termination	Provisions of Restrictions on Dividend Distribution and Receipt
Variation I	Hainan Sweetome Hotel Management Co., Ltd.	Party A: Ctrip Computer Technology (Shanghai) Co., Ltd. Party B: Maohua Sun Party C: Hainan Sweetome Hotel Management Co., Ltd.	8/2/2011		No difference	No difference

It is specified in the Form Agreement that the agreement may be extended for 10 years upon its expiry at the election of Party A, but in this Agreement it is modified as “This agreement may be renewed automatically upon its expiry.

No difference
	Hainan Sweetome Hotel Management Co., Ltd.	Party A: Ctrip Computer Technology (Shanghai) Co., Ltd. Party B: Jun Luo Party C: Hainan Sweetome Hotel Management Co., Ltd.	10/12/2011
	Tujia Online Information Technology (Beijing) Co., Ltd.	Party A: Ctrip Computer Technology (Shanghai) Co., Ltd. Party B: Maohua Sun Party C: Tujia Online Information Technology (Beijing) Co., Ltd.	6/20/2011

15

Exhibit C

Share Pledge Agreement

This Share Pledge Agreement (hereinafter referred to as this “Agreement”) has been executed by and between the following parties on September 10, 2003 in Shanghai.

Pledgee: Ctrip Computer Technology (Shanghai) Co., Ltd.

Address: 3rd fl., Building 63, Hong Cao Road, Shanghai

Pledgor: Min Fan

Chinese identification card No.: [redacted]

Address: [redacted]

Whereas:

1.

Pledgor is a citizen of the People’s Republic of China (hereinafter referred to as “China”), and holds 20% of the shares in Beijing Chenhao Xinye Air-Ticketing Service Company Limited (“Beijing Chenhao”)[1]. Beijing Chenhao is a limited liability company registered in Beijing, China.

2.	Pledgee is a wholly foreign owned entity registered in Shanghai, China, and is engaged in the business of developing computer software and hardware technologies and systems integration and information services (including online travel information consulting services). Pledgee and Beijing Chenhao executed a Consulting Services Agreement (hereinafter referred to as the “Service Agreement”) on September 10, 2003;

3.	To ensure that Pledgee collects consulting and service fees regularly from Beijing Chenhao partially owned by Pledgor, Pledgor hereby pledges all of the shares in Beijing Chenhao held by him as security for the consulting and service fees under the Service Agreement.

To perform the provisions of the Service Agreement, Pledgor and Pledgee have mutually agreed to execute this Agreement upon the following terms.

1.	Unless otherwise provided herein, the terms below shall have the following meanings:

1.1	Pledge: shall refer to the entire content set forth in Article 2 of this Agreement.

1.2	Shares: shall refer to all of the shares lawfully held by Pledgor in Beijing Chenhao.

1.3	Pledge Ratio: shall refer to the ratio between value of the pledge under this Agreement and the service fees payable by Beijing Chenhao to Pledgee.

1.4	Term of Pledge: shall refer to the term set forth in Section 3.2 of this Agreement.

[1]	Predecessor of Beijing Ctrip International Travel Agency Co., Ltd.

1

1.5	Service Agreement: shall refer to the Consulting Services Agreement executed by and between Beijing Chenhao partially owned by Pledgor and Pledgee on September 10, 2003.

1.6	Event of Default: shall refer to any circumstances set forth in Article 7 of this Agreement.

1.7	Notice of Default: shall refer to the notice issued by Pledgee in accordance with this Agreement declaring an Event of Default.

2.	The Pledge

2.1	Pledgor hereby pledges to Pledgee all of his shares in Beijing Chenhao. “Pledge” shall refer to the right of Pledgee to be compensated on a preferential basis with the conversion, auction or sales price of the shares held by Pledgor.

3.	The Pledge Ratio and Term of Pledge

3.1	The Pledge Ratio

3.1.1	The Pledge Ratio of the Pledge shall be approximately 100%.

3.2	Term of Pledge

3.2.1	The Pledge in accordance with this Agreement shall take effect as of the date of recording on the shareholders list of Beijing Chenhao, and the effective term of the Pledge shall be the same as the effective term of the Service Agreement. The parties agree to complete the filing procedures of the Pledge with the industry and commerce administration government authorities with which Beijing Chenhao was registered after this Agreement takes effect.

3.2.2	During the term of the Pledge, in the event that Pledgor fails to pay the exclusive technical consulting service fees in accordance with the Service Agreement, Pledgee shall have the right to dispose of the Pledge in accordance with the provisions of this Agreement.

4.	Custody of Records for Shares subject to Pledge

4.1	During the Term of Pledge set forth in this Agreement, Pledgor shall submit to Pledgee’s custody the capital contribution certificate for the Shares and the shareholder’s list within one week from the execution of this Agreement.

4.2	Pledgee shall have the right to collect dividends generated by the Shares.

5.	Representations and Warranties of Pledgor

5.1	Pledgor is the lawful owner of the Shares.

5.2	Whenever Pledgee exercises its right with respect to the Pledge inaccordance with this Agreement, there shall not be any intervention from any other parties.

2

5.3	Pledgee shall have the right to dispose of and transfer the Pledge in accordance with the provisions set forth in this Agreement.

5.4	Except the Pledgee, the Pledgor has not placed any other pledge rights on the Shares.

6.	Covenants of the Pledgor

6.1	Pledgor hereby promises to the Pledgee for the interest of the Pledgee, that during the term of this Agreement, Pledgor shall:

6.1.1	Not transfer the Shares, place or permit the existence of any pledge that may affect the Pledgee’s rights and interests in the Shares, without the prior written consent of Pledgee;

6.1.2	Comply with the provisions of all laws and regulations applicable to the pledge of rights, and within 5 days of receipt of any notice, order or recommendation issued or prepared by relevant competent authorities regarding the Pledge, shall present the aforementioned notice, order or recommendation to Pledgee, and shall comply with the aforementioned notice, order or recommendation or submit objections and representations with respect to the aforementioned matters upon Pledgee’s reasonable request or upon consent of Pledgee;

6.1.3	Promptly notify Pledgee of any event or notice received by Pledgee that may have an impact on Pledgee’s rights to the Shares or any portion thereof, as well as promptly notify Pledgee of any event or notice received by Pledgee that may have an impact on any guarantees and other obligations of Pledgor arising in connection with this Agreement.

6.2	Pledgor agrees that the rights acquired by Pledgee in accordance with this Pledge Agreement with respect to Pledge shall not be interrupted or harmed by Pledgor or any heirs or representatives of Pledgor or any other persons through operation of law.

6.3	Pledgor hereby warrants to Pledgee that to protect or perfect the guarantee provided by this Agreement for payment of the consulting service fees under the Service Agreement, Pledgor hereby executes in good faith and shall cause other parties who have a stake in the Pledge to execute all rights certificates, agreements, deeds and/or covenants required by Pledgee and / or shall perform and shall cause other parties who have a stake in the Pledge to perform actions required by Pledgee, and facilitate the exercise by Pledgee of its rights and authority granted thereto by this Agreement, execute all relevant documents that modify stock certificates with Pledgee or designee(s) of Pledgee (natural persons / legal persons), and shall provide to Pledgee within a reasonable time all notices, orders and decisions regarding the Pledge that are required by Pledgee.

6.4	Pledgor hereby warrants to Pledgee that for Pledgee’s interest, Pledgor shall comply with and perform all guarantees, promises, agreements, representations and conditions under this Agreement. In the event of failure or partial performance of its guarantees, promises, agreements, representations and conditions, Pledgor shall indemnify Pledgee for all of its losses resulting therefrom.

3

7.	Event of Default

7.1	The following circumstances shall be deemed Events of Default:

7.1.1	Beijing Chenhao fails to pay in full the exclusive technical service fees payable under the Service Agreement;

7.1.2	Any representation or warranty by Pledgor in Article 5 of this Agreement contains material misrepresentations or errors, and/or Pledgor violates any of the warranties in Article 5 of this Agreement;

7.1.3	Pledgor breaches any of the covenants in Article 6 of this Agreement;

7.1.4	Pledgor breaches any provisions of this Agreement;

7.1.5	Pledgor gives up the Shares pledged or assigns the Shares pledged without the written consent of Pledgee;

7.1.6	Any of Pledgor’s own loans, guarantees, indemnification, promises or other debt liabilities to any third party or parties (1) have been subject to a demand of early repayment or performance; or (2) have become due but are not capable of being repaid or performed in a timely manner, thus leading Pledgee to believe that Pledgor’s ability to perform its obligations under this Agreement has been affected;

7.1.7	Pledgor is unable to repay general debts and other debts;

7.1.8	The promulgation of applicable laws have rendered this Agreement illegal or have rendered it impossible for Pledgor to continue to perform its obligations under this Agreement;

7.1.9	All approvals, licenses, permits or authorizations of government agencies that make this Agreement enforceable, legal and effective have been withdrawn, terminated, invalidated or substantively changed;

7.1.10	Adverse changes in properties owned by Pledgor, which lead Pledgee to believe that that Pledgor’s ability to perform its obligations under this Agreement has been affected;

7.1.11	The successor or custodian of Beijing Chenhao is capable of only partially perform or refuses to perform the payment obligations under the Service Agreement;

7.1.12	Breach of this Agreement resulting from breach of other provisions of this Agreement by Pledgor’s action or omission; and

7.1.13	Other circumstances where Pledgee is unable to exercise its right with respect to the Pledge.

4

7.2	Upon information or discovery of the occurrence of any circumstances or event that may lead to the aforementioned circumstances described in Section 7.1, Pledgor shall immediately notify Pledgee in writing.

Unless an Event of Default set forth in this Section 7.1 has been successfully resolved to Pledgee’s satisfaction, Pledgee may issue a Notice of Default to Pledgor in writing upon the occurrence of the Event of Default or at any time thereafter and demand that Pledgor immediately pay all outstanding payments due under the Service Agreement and all other payments due to Pledgee, or dispose of the Pledge in accordance with the provisions of Article 8 of this Agreement.

8.	Exercise of Pledge

8.1	Prior to the full payment of the consulting service fee described in the Service Agreement, without the Pledgee’s written consent, Pledgor shall not assign the Pledge.

8.2	Pledgee shall issue a Notice of Default to Pledgor when exercising the Pledge.

8.3	Subject to the provisions of Section 7.3, Pledgee may exercise the right to dispose of the Pledge concurrently with the issuance of the Notice of Default in accordance with Section 7.2 or at any time after the issuance of the Notice of Default.

8.4	Pledgee shall have the right to be compensated with the conversion price of the Shares under this Agreement in part or in whole, in accordance with legally mandated procedures, or with the auction or sale price of such Shares on a preferential basis, until all outstanding consulting service fees and all other outstanding payments under the Service Agreement have been paid off.

8.5	When Pledgee disposes of the Pledge in accordance with this Agreement, Pledgor shall not erect any impediment, and shall provide necessary assistance to enable Pledgee to realize its Pledge.

9.	Assignment

9.1	Unless Pledgee consents in advance, Pledgor shall not have the right to assign or delegate its rights and obligations under this Agreement.

9.2	This Agreement shall be binding on Pledgor and the successors thereof, and shall be valid with respect to Pledgee and each of the successors and assigns thereof.

9.3	At any time, Pledgee may assign any and all of its rights and obligations under the Service Agreement to its designee(s) (natural / legal persons), in which case the assigns shall have the rights and obligations of Pledgee under this Agreement, as if it were a party to this Agreement. When the Pledgee assigns the rights and obligations under the Service Agreement, upon Pledgee’s request, Pledgor shall execute relevant agreements and / or documents relating to such an assignment.

5

9.4	In the event of a change in Pledgee due to an assignment, the new parties to the Pledge shall execute a new pledge agreement.

10.	Termination

10.1	Upon the payoff of the consulting service fees under the Service Agreement and Pledgor no longer undertakes any obligations under the Service Agreement, this Pledge Agreement shall be terminated, and Pledgor shall then cancel or terminate this Agreement as soon as reasonably practicable.

11.	Handling Fees and Other Expenses

11.1	All fees and out of pocket expenses relating to this Agreement, including but not limited legal costs, cost of production, stamp tax and any other taxes and fees shall be borne by Pledgor. In the event that the law requires Pledgee to pay relevant taxes, Pledgor shall provide full reimbursement for all taxes already paid by Pledgee.

11.2	In the event that Pledgor fails to pay any taxes and fees in accordance with the provisions of this Agreement or in the event that due to other reasons, Pledgee attempts to recover taxes and fees payable by Pledgor through any means, all expenses (including but not limited to various taxes, handling fees, management fees, cost of litigation, attorney’s fees and various insurance premiums, etc.) resulting therefrom shall be borne by Pledgor.

12.	Force Majeure

12.1	“Force majeure” shall refer to any event beyond the reasonable control of either party and that still cannot be avoided even if the party affected has exercised reasonable care, including but not limited government actions, acts of God, fire, explosions, storms, flood, earthquakes, tides, lightning or war. But a lack of credit, funds or financing shall not be deemed a circumstances beyond the reasonable control of either party. The party affected by a “force majeure event” shall notify the other party of such relief from liability as soon as possible.

12.2	In the event that the performance of this Agreement is delayed or impeded by the aforementioned “force majeure,” the party affected by such force majeure shall not be liable in any way under this Agreement to the extent of such delay or impedance. The party affected shall take appropriate measures to mitigate or eliminate the impact of such “force majeure” and shall attempt to resume the performance of obligations delayed or impeded by such “force majeure.” As soon as the force majeure event is eliminated, the parties agree to use their best efforts to resume the performance of this Agreement.

13.	Resolution of Disputes

13.1	This Agreement shall be governed by laws of China and shall be construed in accordance therewith.

6

13.2	In the event of any dispute with respect to the construction and performance of the provisions of this Agreement, the parties shall negotiate in good faith to resolve same. Upon failure of such negotiations, any party may submit the relevant disputes to the China International Economics and Foreign Trade Arbitration Commission Shanghai Chapter for resolution by arbitration, in accordance with its current arbitration rules. The arbitration shall be performed in Shanghai, and the language used during arbitration shall be Chinese. The arbitration ruling shall be final and binding on both parties.

14.	Notices

14.1	Notices sent by the parties to perform the rights and obligations under this Agreement shall be in writing. If sent by personal delivery, such a notice shall be deemed served upon actual delivery; if sent by telex or facsimile, such a notice shall be deemed served at the time of transmission. If the date of transmission is not a business day or if transmission is after hours, then the next consecutive business day shall be the date of service. The address of service shall be the addresses of the two parties on the first page of this Agreement or addresses notified in writing at any time subsequently. In writing shall include facsimiles and telexes.

15.	Attachments

The attachments set forth in this Agreement shall be an integral part hereof.

16.	Effectiveness

16.1	Any amendments, changes and supplements to this Agreement shall be in writing and shall take effect upon affixation of the signatures and seals of the parties.

16.2	This Agreement is written in Chinese in triplicate copies.

(Signature Page to Follow)

7

Pledgee: Ctrip Computer Technology (Shanghai) Co., Ltd.

Authorized representative: /s/ Jianzhang Liang

Pledgor: Min Fan

Signed: /s/ Min Fan

8

Attachments:

1.	Shareholders list of Beijing Chenhao Xinye Air-Ticketing Service Co., Ltd.;

2.	The Capital Contribution Certificate for the Formation of Beijing Chenhao Xinye Air-Ticketing Service Co., Ltd.; and

3.	Consulting Services Agreement

9

Schedule A

The following schedule sets forth all other similar agreements the registrant entered with each of its affiliated Chinese entities and the material differences between such other agreements and this exhibit.

	VIE	Parties to the Pledge	Execution Date	Status	Purpose of Share Pledge	Custody of Pledge Proofs	Restrictions on Pledge Right Transfer	Right of Termination and Renewal	Provisions of Restrictions on Dividend Distribution and Receipt
Form Agreement	Guangzhou Ctrip Travel Agency Co., Ltd.	Pledgee: Ctrip Computer Technology (Shanghai) Co., Ltd. Pledgor: Min Fan	9/22/2009		Identical among all agreements: To ensure that Pledgee collects consulting and service fees regularly from the VIE, Pledgor hereby pledges all of the shares in the VIE held by him as security for the consulting and service fees under the Service Agreement.	Identical among all agreements: During the Term of Pledge set forth in this Agreement, Pledgor shall submit to Pledgee’s custody the capital contribution certificate for the shares held by the Pledgor in the VIE and the shareholder’s list within one week from the execution of this Agreement.	Identical among all agreements: Unless Pledgee consents in advance, Pledgor shall not have the right to assign or delegate its rights and obligations under this Agreement.	Identical among all agreements: The Pledge shall remain valid for so long as the Service Agreement remains valid. Upon the payoff of the consulting service fees under the Service Agreement and Pledgor no longer undertakes any obligations under the Service Agreement, this Pledge Agreement shall be terminated, and Pledgor shall then cancel or terminate this Agreement as soon as reasonably practicable.	Identical among all agreements: Pledgee shall have the right to collect dividends generated by the Shares.
	Guangzhou Ctrip Travel Agency Co., Ltd.	Pledgee: Ctrip Computer Technology (Shanghai) Co., Ltd. Pledgor: Jianmin Zhu	9/22/2009
	Shenzhen Ctrip Travel Agency Co., Ltd.	Pledgee: Ctrip Computer Technology (Shanghai) Co., Ltd. Pledgor: Jianmin Zhu	9/22/2009
	Shenzhen Ctrip Travel Agency Co., Ltd.	Pledgee: Ctrip Computer Technology (Shanghai) Co., Ltd. Pledgor: Min Fan	9/22/2009

10

VIE	Parties to the Pledge	Execution Date	Status	Purpose of Share Pledge	Custody of Pledge Proofs	Restrictions on Pledge Right Transfer	Right of Termination and Renewal	Provisions of Restrictions on Dividend Distribution and Receipt
Beijing Ctrip International Travel Agency Co., Ltd.	Pledgee: Ctrip Computer Technology (Shanghai) Co., Ltd. Pledgor: Shanghai Ctrip Commerce Co., Ltd.	9/22/2009
Beijing Ctrip International Travel Agency Co., Ltd.	Pledgee: Ctrip Computer Technology (Shanghai) Co., Ltd. Pledgor: Shanghai Ctrip Commerce Co., Ltd.	10/22/2004
Shanghai Huacheng Southwest Travel Agency Co., Ltd.	Pledgee: Ctrip Computer Technology (Shanghai) Co., Ltd. Pledgor: Shanghai Ctrip Commerce Co., Ltd.	9/22/2009

11

VIE	Parties to the Pledge	Execution Date	Status	Purpose of Share Pledge	Custody of Pledge Proofs	Restrictions on Pledge Right Transfer	Right of Termination and Renewal	Provisions of Restrictions on Dividend Distribution and Receipt
Shanghai Huacheng Southwest Travel Agency Co., Ltd.	Pledgee: Ctrip Computer Technology (Shanghai) Co., Ltd. Pledgor: Shanghai Ctrip Commerce Co., Ltd.	9/10/2003
Shanghai Ctrip Commerce Co., Ltd.	Pledgee: Ctrip Computer Technology (Shanghai) Co., Ltd. Pledgor: Min Fan	9/22/2009	A supplemental agreement was executed on September 16, 2011, whereby Party B increases its capital contribution to the VIE, with its shareholding proportion unchanged, and Party B still pledges all its shares to Party A.
Shanghai Ctrip Commerce Co., Ltd.	Pledgee: Ctrip Computer Technology (Shanghai) Co., Ltd. Pledgor: Min Fan	9/10/2003

A supplemental agreement was executed on January 15, 2004, whereby Party B increases its capital contribution to the VIE, with its shareholding proportion unchanged, and Party B still pledges all its shares to Party A.

Shanghai Ctrip International Travel Agency Co., Ltd.	Pledgee: Ctrip Computer Technology (Shanghai) Co., Ltd. Pledgor: Min Fan	11/5/2003	A supplemental agreement was executed on July 15, 2006, whereby Party B’s shareholding proportion rises, but Party B still pledges all its shares to Party A.

12

	VIE	Parties to the Pledge	Execution Date	Status	Purpose of Share Pledge	Custody of Pledge Proofs	Restrictions on Pledge Right Transfer	Right of Termination and Renewal	Provisions of Restrictions on Dividend Distribution and Receipt
Variation I	Tujia Online Information Technology (Beijing) Co., Ltd.	Pledgee: Ctrip Computer Technology (Shanghai) Co., Ltd. Pledgor: Jun Luo	10/12/2011		Since no consulting service fees are involved in this agreement, all the references to the “Service Agreement” are changed to the references to the “Loan Agreement”;	No difference	No difference	It is clarified that the term of pledge shall be consistent with the term of the Loan Agreement; therefore, if the Loan Agreement is renewed automatically, the term of pledge shall be extended correspondingly; this Agreement shall remain effective until the termination of the Loan Agreement.	No difference
	Tujia Online Information Technology (Beijing) Co., Ltd.	Pledgee: Ctrip Computer Technology (Shanghai) Co., Ltd. Pledgor: Maohua Sun	6/20/2011	A supplemental agreement was executed in September, 2011, whereby Party B assigns part of its shares, but still pledges all its remaining shares to Party A.
	Hainan Sweetome Hotel Management Co., Ltd.	Pledgee: Ctrip Computer Technology (Shanghai) Co., Ltd. Pledgor: Maohua Sun	8/2/2011	A supplemental agreement was executed in September, 2011, whereby Party B assigns part of its shares, but still pledges all its remaining shares to Party A.
	Hainan Sweetome Hotel Management Co., Ltd.	Pledgee: Ctrip Computer Technology (Shanghai) Co., Ltd. Pledgor: Jun Luo	10/12/2011
	Shanghai Quanlv Network Technology Co., Ltd.	Pledgee: Ctrip Computer Technology (Shanghai) Co., Ltd. Pledgor: Maohua Sun	5/16/2011

13

VIE	Parties to the Pledge	Execution Date	Status	Purpose of Share Pledge	Custody of Pledge Proofs	Restrictions on Pledge Right Transfer	Right of Termination and Renewal	Provisions of Restrictions on Dividend Distribution and Receipt
Beijing Ctrip International Travel Agency Co., Ltd.	Pledgee: Ctrip Computer Technology (Shanghai) Co., Ltd. Pledgor: Maohua Sun	5/16/2011
Shanghai Huacheng Southwest Travel Agency Co., Ltd.	Pledgee: Ctrip Computer Technology (Shanghai) Co., Ltd. Pledgor: Maohua Sun	5/16/2011
Shanghai Ctrip Commerce Co., Ltd.	Pledgee: Ctrip Computer Technology (Shanghai) Co., Ltd. Pledgor: Maohua Sun	5/16/2011
Shanghai Quanlv Network Technology Co., Ltd.	Pledgee: Ctrip Computer Technology (Shanghai) Co., Ltd. Pledgor: Min Fan	10/18/2010
Ctrip Information Technology (Nantong) Co., Ltd.	Pledgee: Ctrip Computer Technology (Shanghai) Co., Ltd. Pledgor: Fengying Zhang	3/30/2007

14

Exhibit D

Consulting and Services Agreement

This Consulting and Services Agreement (hereinafter referred to as the “Agreement”) has been executed by and between the following parties on September 10, 2003 in Shanghai.

Party A:	Beijing Chenhao Xinye Air-Ticketing Service Company Limited[1]
Address:	Floor 3, Building No. 63, 421 Hongcao Road, Shanghai

Party B:	Beijing Ctrip International Travel Agency Co., Ltd.
Address:	Suite 3FG, Hongru Plaza, B5 Chegongzhuang Road, Xicheng District, Beijing

Whereas:

(1)	Party A is a wholly foreign owned enterprise established in the People’s Republic of China (hereinafter referred to as “China”), and has the resources to provide technical and consulting services;

(2)	Party B is a Beijing company with exclusively domestic capital registered in China and may engage in air-ticketing business as approved by China Aviation Northern China Management Bureau;

(3)	Party A agrees to provide Party B with exclusive technical consulting and related services in air-ticketing business during the term of this Agreement utilizing its own advantages in human capital and information, and Party B agrees to accept the technical consultations and services provided by Party A.

(4)	Party A and Party B previously executed a Consulting Services Contract on July 15, 2002, and the parties now desire to make amendments to the conditions of said contract, and to execute this Agreement to replace said Consulting Services Contract.

Wherefore, through mutual discussion, the parties have reached the following agreements:

1.	Exclusive Consultations and Services: Exclusive Interest

1.1	During the term of this Agreement, Party A agrees to provide Party B with relevant technical consultations and services as Party B’s exclusive provider of technical and consultation services, in accordance with the conditions of this Agreement (for specific contents, see Attachment 1).

1.2	Party B agrees to accept the technical consultations and services provided by Party A. Party B further agrees that unless Party A consents in writing in advance, during the term of this Agreement, Party B shall not accept technical consultations and services provided by any third party regarding the aforementioned business.

[1]	Predecessor of Beijing Ctrip International Travel Agency Co., Ltd.

1

1.3	Party A shall have exclusive interests in all rights, ownership, interests and intellectual properties arising from the performance of this Agreement, including but not limited to copyrights, patents, technical secrets, trade secrets and others, regardless of whether they have been developed by Party A or by Party B based on Party A’s intellectual properties.

2.	The Calculation and Payment of the Technical Consulting and Service Fee (hereinafter referred to as “Consulting Service Fee”)

The parties agree that the Consulting Service Fee under this Agreement shall be determined and paid based on the methods set forth in Attachment 2.

3.	Representations and Warranties

3.1	Party A hereby represents and warrants as follows:

3.1.1	Party A is a wholly foreign owned enterprise legally registered and validly existing in accordance with Chinese laws.

3.1.2	Party A’s execution and performance of this Agreement is within the scope of its business operations; Party A has taken necessary corporate actions and given appropriate authorization and has obtained the consent and approval from third parties and government agencies, and will not violate the restrictions of laws binding or having an impact thereon.

3.1.3	This Agreement shall constitute Party A’s legitimate and valid obligations as soon as it is executed, and shall be enforceable against it.

3.2	Party B hereby represents and warrants as follows:

3.2.1	Party B is a company legally registered and validly existing in accordance with Chinese laws and may engage in air-ticketing business as approved by China Aviation Northern China Management Bureau;

3.2.2	Party B’s execution and performance of this Agreement is within the scope of its business operations; Party B has taken necessary corporate actions and given appropriate authorization and has obtained the consent and approval from third parties and government agencies, and will not violate the restrictions of laws binding or having an impact thereon.

3.2.3	This Agreement shall constitute Party B’s legitimate and valid obligations as soon as it is executed, and shall be enforceable against it.

2

4.	Confidentiality Clauses

4.1	Party B agrees to maintain the confidentiality of confidential materials and information (hereinafter referred to as “Confidential Information”) of Party A that Party B learns or has access to due to its acceptance of Party A’s exclusive consultations and services, and shall take various security measures designed to maintain such confidentiality; without the prior written consent of Party A, Party B shall not disclose, give or transfer such Confidential Information to any third party. Upon the termination of this Agreement, Party B shall return any document, material or software that contains such Confidential Information to Party A at Party A’s request, or shall destroy same on his own and shall delete any Confidential Information from the relevant memory devices and shall not continue to use such Confidential Information.

4.2	The parties agree that this section shall survive changes to, rescission or termination of this Agreement.

5.	Indemnification

Party B shall indemnify Party A for and hold Party A harmless from any loss, injury, obligation or expenses caused by any lawsuit, claims or other demands against Party A arising from or caused by contents of consultations and services requested by Party B.

6.	Effectiveness and Term

6.1	This Agreement shall be executed on the date first above written and shall take effect as of the even date therewith. Unless terminated early in accordance with the provisions of this Agreement or relevant agreements separately executed between the parties, the term of this Agreement shall be ten (10) years.

6.2	The term of this Agreement shall not be extended unless confirmed in writing by Party A prior to the expiration thereof. The extended term shall be determined by the parties to this Agreement through consensus.

7.	Termination

7.1	Termination upon date of expiration. Unless renewed in accordance with the relevant terms of this Agreement, this Agreement shall be terminated upon the date of expiration thereof.

7.2	Early termination. During the term of this Agreement, unless Party A commits a gross fault, fraudulent act, other illegal acts or becomes bankrupt, Party B shall not terminate this Agreement early. Notwithstanding the aforementioned covenant, Party A shall have the right to terminate this Agreement upon 30 days of written notice to Party B at any time.

7.3	Terms that survive termination. The rights and obligations of the parties under Article 4 and Article 5 shall survive the termination of this Agreement.

8.	Resolution of Disputes

In the event of any dispute with respect to the construction and performance of the provisions of this Agreement, the parties shall hold consultations in good faith to resolve same. Upon failure of such consultations, either party may submit the relevant dispute to the China International Economics and Foreign Trade Arbitration Commission Shanghai Chapter for resolution by arbitration, in accordance with its current arbitration rules. The arbitration shall be performed in Shanghai, and the language used during arbitration shall be Chinese. The arbitration ruling shall be final and binding on both parties.

3

9.	Force Majeure

9.1	“Force majeure” shall refer to any event beyond the reasonable control of either party and that still cannot be avoided even if the party affected has exercised reasonable care, including but not limited government actions, acts of God, fire, explosions, storms, flood, earthquakes, tides, lightning or war. But a lack of credit, funds or financing shall not be deemed a circumstances beyond the reasonable control of either party. The party affected by a “force majeure event” shall notify the other party of such relief from liability as soon as possible.

9.2	In the event that the performance of this Agreement is delayed or impeded by the aforementioned “force majeure,” the party affected by such force majeure shall not be liable in any way under this Agreement to the extent of such delay or impedance. The party affected shall take appropriate measures to mitigate or eliminate the impact of such “force majeure” and shall attempt to resume the performance of obligations delayed or impeded by such “force majeure.” As soon as the force majeure event is eliminated, the parties agree to use their best efforts to resume the performance of this Agreement.

10.	Notices

Notices or other communications sent by either party as required by this Agreement shall be written in Chinese, and a notice shall be deemed served when below by personal delivery, registered mail, mail with prepaid postage or recognized express mail or facsimile.

To Licensor:	Ctrip Computer Technology (Shanghai) Co., Ltd.
Address: 3rd fl., Building 63, Hong Cao Road, Shanghai Facsimile: (021) 542651600
Phone: (021) 34064880

Party B:	Beijing Ctrip International Travel Agency Co., Ltd.
Address: Suite 3FG, Hongru Plaza, B5 Chegongzhuang Road, Xicheng District, Beijing Facsimile: (010) 64182795
Phone: (010) 64181616

11.	Assignment

Unless Party A’s prior written consent is obtained, Party B shall not assign the rights enjoyed to thereby and obligations undertaken thereby under this Agreement to any third party.

12.	Severability

In the event that any provisions of this Agreement are invalid or unenforceable due to inconsistency with law, then such provisions shall only be invalid or unenforceable to the extent of the jurisdiction of such law, and shall not affect the legal validity of the remaining provisions of this Agreement.

4

13.	Amendments and Supplements

Any amendments and supplements to this Agreement shall be in writing. The amendment agreements and supplemental agreements that have been signed by the parties and that relate to this Agreement shall be an integral part of this Agreement and shall have the same legal validity as this Agreement.

14.	Governing Laws

This Agreement shall be governed by laws of China and shall be construed in accordance therewith.

5

IN WITNESS WHEREOF, the parties have caused their authorized representatives to execute this Agreement as of the date first above written.

Party A: Ctrip Computer Technology (Shanghai) Co., Ltd.

Authorized representative: /s/ Jianzhang Liang

Party B: Beijing Chenhao Xinye Air-Ticketing Service Company Limited

Authorized representative: /s/ Min Fan

6

Attachment 1: Table of Contents of Technical Consultations and Services

Including furnishing of training of personnel, network platforms appurtenant to management and information services required for Party B’s business, making recommendations to Party B regarding the air ticketing business, and other forms of services accepted by the parties.

7

Attachment 2: The Calculation and Payment of the Technical Consulting and Service Fee

For each air ticket sold by Party B, Party B shall pay Party A RMB18.00 in technical consulting and service fee. Party B shall settle and pay the aforementioned technical consulting and service fee by the 15th of each month.

The aforementioned method of calculation may be adjusted quarterly by Party A and Party B depending on the current actual circumstances.

8

Schedule A

The following schedule sets forth all other similar agreements the registrant entered with each of its affiliated Chinese entities and the material differences between such other agreements and this exhibit.

	VIE	Executing Parties	Execution Date	Note	Calculation and Payment of Service Fee	Term of the Agreement and Right of Termination	Renewal Clause	Transfer Clause
Form Agreement	Shenzhen Ctrip Travel Agency Co., Ltd.	Party A: Ctrip Computer Technology (Shanghai) Co., Ltd. Party B: Shenzhen Ctrip Travel Agency Co., Ltd.	2/6/2003		Identical among all agreements: Party B shall pay Party A certain amount as technical consulting and service fee. Party B shall settle and pay the aforementioned technical consulting and service fee of the previous month by a fixed date of each month. The calculation of service fee may be adjusted quarterly by the parties according to the actual circumstances.	Identical among all agreements: 10 years; this Agreement shall be terminated upon the date of expiration thereof; unless Party A commits a gross fault, fraudulent act, other illegal acts or becomes bankrupt, Party B shall not terminate this Agreement early; Party A shall have the right to terminate this Agreement upon 30 days’ prior written notice to Party B at any time.	Identical among all agreements: The term of this Agreement shall not be extended unless confirmed in writing by Party A prior to the expiration thereof. The extended term shall be determined by the parties to this Agreement through consensus.	Identical among all agreements: Unless Party A’s prior written consent is obtained, Party B shall not assign the rights enjoyed to thereby and obligations undertaken thereby under this Agreement to any third party.
	Shanghai Huacheng Southwest Travel Agency Co., Ltd.	Party A: Ctrip Computer Technology (Shanghai) Co., Ltd. Party B: Shanghai Huacheng Southwest Travel Agency Co., Ltd.	9/10/2003
	Beijing Ctrip International Travel Agency Co., Ltd.	Party A: Ctrip Computer Technology (Shanghai) Co., Ltd. Party B: Beijing Ctrip International Travel Agency Co., Ltd.	9/10/2003
	Nantong Tongcheng Information Technology Co., Ltd.	Party A: Ctrip Computer Technology (Shanghai) Co., Ltd. Party B: Nantong Tongcheng Information Technology Co., Ltd.	3/30/2007
	Shanghai Ctrip International Travel Agency Co., Ltd.	Party A: Ctrip Computer Technology (Shanghai) Co., Ltd. Party B: Shanghai Ctrip International Travel Agency Co., Ltd.	11/5/2003

9

	VIE	Executing Parties	Execution Date	Note	Calculation and Payment of Service Fee	Term of the Agreement and Right of Termination	Renewal Clause	Transfer Clause
	Shenzhen Ctrip Travel Agency Co., Ltd.	Party A: Ctrip Travel Network Technology (Shanghai) Co., Ltd. Party B: Shenzhen Ctrip Travel Agency Co., Ltd.	4/14/2005
	Beijing Ctrip International Travel Agency Co., Ltd.	Party A: Ctrip Travel Network Technology (Shanghai) Co., Ltd. Party B: Beijing Ctrip International Travel Agency Co., Ltd.	4/14/2005
	Guangzhou Ctrip Travel Agency Co., Ltd.	Party A: Ctrip Travel Network Technology (Shanghai) Co., Ltd. Party B: Guangzhou Ctrip Travel Agency Co., Ltd.	4/14/2005
	Shanghai Huacheng Southwest Travel Agency Co., Ltd.	Party A: Ctrip Travel Network Technology (Shanghai) Co., Ltd. Party B: Shanghai Huacheng Southwest Travel Agency Co., Ltd.	4/14/2005
Variation I	Hainan Sweetome Hotel Management Co., Ltd.	Party A: Ctrip Computer Technology (Shanghai) Co., Ltd. Party B: Hainan Sweetome Hotel Management Co., Ltd.	8/15/2011		No Difference	No Difference	The extended period shall be determined by Party A.	No Difference
	Tujia Online Information Technology (Beijing) Co., Ltd.	Party A: Ctrip Computer Technology (Shanghai) Co., Ltd. Party B: Tujia Online Information Technology (Beijing) Co., Ltd.	7/4/2011
	Shanghai Quanlv Network Technology Co., Ltd.	Party A: Ctrip Computer Technology (Shanghai) Co., Ltd. Party B: Shanghai Quanlv Network Technology Co., Ltd.	11/25/2010
Variation II	Shanghai Ctrip Commerce Co., Ltd.	Party A: Ctrip Computer Technology (Shanghai) Co., Ltd. Party B: Shanghai Ctrip Commerce Co., Ltd.	4/12/2006		The settlement of the services between the Parties shall be subject to the specific supplemental agreement.	Unless terminated early in accordance with the provisions of this Agreement or relevant agreements separately executed between the parties, the term of this Agreement shall be ten years.	No Difference	The above term of the Form Agreement is not contained in this agreement.
	Guangzhou Ctrip Travel Agency Co., Ltd.	Party A: Ctrip Computer Technology (Shanghai) Co., Ltd. Party B: Guangzhou Ctrip Travel Agency Co., Ltd.	9/10/2008
	Shanghai Ctrip Commerce Co., Ltd.	Party A: Ctrip Travel Information Technology (Shanghai) Co., Ltd. Party B: Shanghai Ctrip Commerce Co., Ltd.	6/8/2006

10

Exhibit E

Power of Attorney

I, Min Fan, a Chinese citizen with Chinese Identification Card No. [redacted], beneficially holds 83.3% equity interest of Shanghai Ctrip Commerce Co., Ltd. as the shareholder of Shanghai Ctrip Commerce Co., Ltd. I hereby irrevocably authorize Ms. Jie Sun to exercise the following rights during the term of this Power of Attorney:

Ms. Jie Sun is hereby authorized to exercise on my behalf at shareholders meetings of Shanghai Ctrip Commerce Co., Ltd., all the shareholder’s voting rights I am entitled to under Chinese laws and the articles of association of Shanghai Ctrip Commerce Co., Ltd., including but not limited to the sale or transfer of the shares I hold in Shanghai Ctrip Commerce Co., Ltd. in part or in whole, and designate and appoint on my behalf at the shareholders meetings of Shanghai Ctrip Commerce Co., Ltd., the general manager of the Company.

The aforementioned authorization shall be subject to Ms. Jie Sun being an employee (CFO) of Ctrip Computer Technology (Shanghai) Co., Ltd. and that Ctrip Computer Technology (Shanghai) Co., Ltd. consents to the above authorization. As soon as Ms. Jie Sun resigns from Ctrip Computer Technology (Shanghai) Co., Ltd. or Ctrip Computer Technology (Shanghai) Co., Ltd. notifies me to terminate the above authorization, I shall withdraw the authorization granted thereto herein, and shall designate / authorize another employee of Ctrip Computer Technology (Shanghai) Co., Ltd. to exercise all of my shareholders voting rights at shareholders meetings of Shanghai Ctrip Commerce Co., Ltd.

During the valid existence of the Shanghai Ctrip Commerce Co., Ltd., unless the Operating Agreement jointly executed by and between Ctrip Computer Technology (Shanghai) Co., Ltd. and Shanghai Ctrip Commerce Co., Ltd. is terminated early due to any reason, the term of this Power of Attorney shall be ten (10) years from the date of execution of this Power of Attorney.

/s/ Min Fan

February 4, 2006

1

Schedule A

The following schedule sets forth all other similar agreements the registrant entered with each of its affiliated Chinese entities and the material differences between such other agreements and this exhibit.

	VIE	Authorizer	Date of Execution	Note	Authorize	Scope of Authorization	Term and Termination of Authorization
Form Agreement	Shenzhen Ctrip Travel Agency Co., Ltd.	Jianmin Zhu,Min Fan	2/4/2006		Jie Sun	Identical among all agreements: The Authorizee is to exercise on the Authorizer’s behalf at shareholders meetings of the VIE, all the shareholder’s voting rights that the authorizer is entitled to under Chinese laws and the Company’s bylaws.	Identical among all agreements: Unless the Operating Agreement jointly executed by and between WFOE and the VIE is terminated early due to any reason, the term of this Power of Attorney shall be 10 years from the date of execution of this Power of Attorney.
	Guangzhou Ctrip Travel Agency Co., Ltd.	Jianmin Zhu,Min Fan	2/4/2006		Jie Sun
	Shanghai Huacheng Southwest Travel Agency Co., Ltd.	Shanghai Ctrip Commerce Co., Ltd., Qi Ji	2/4/2006		Jie Sun
	Beijing Ctrip International Travel Agency Co., Ltd.	Qi Ji, Shanghai Ctrip Commerce Co., Ltd.	2/4/2006		Jie Sun
	Shanghai Ctrip International Travel Agency Co., Ltd.	Min Fan	2/4/2006		Jie Sun
	Shanghai Ctrip Commerce Co., Ltd.	Min Fan, Qi Ji	2/4/2006		Jie Sun

Variation I						No Difference

During the valid existence of the VIE, unless the WFOE sends instructions for termination, the term of this Power of Attorney shall remain effective until a pre-determined date, commencing from the date of execution of this Power of Attorney.

	Tujia Online Information Technology (Beijing) Co., Ltd.	Maohua Sun	6/20/2011		Jie Sun
		Jun Luo	10/12/2011		Jie Sun
	Shanghai Quanlv Network Technology Co., Ltd.	Min Fan	10/28/2010		Jie Sun
		Maohua Sun	5/16/2011		Jie Sun
	Nantong Tongcheng Information Technology Co., Ltd.	Fengying Zhang	3/30/2007		Jie Sun
	Hainan Sweetome Hotel Management Co., Ltd.	Maohua Sun	8/2/2011		Jie Sun
		Jun Luo	10/12/2011		Jie Sun

2

VIE	Authorizer	Date of Execution	Note	Authorize	Scope of Authorization	Term and Termination of Authorization
Beijing Ctrip International Travel Agency Co., Ltd.	Maohua Sun	5/16/2011		Jie Sun
Shanghai Huacheng Southwest Travel Agency Co., Ltd.	Maohua Sun	5/16/2011		Jie Sun
Shanghai Ctrip Commerce Co., Ltd.	Maohua Sun	5/15/2011		Jie Sun

3

Exhibit F

List of Supplemental Agreements

	Executing Parties	Summary	Purpose
Supplemental Agreement to the Business Loan Agreement	Party A (Lender): Ctrip Computer Technology (Shanghai) Co., Ltd. Party B (Borrower): Jun Luo	Execution Date: October 12, 2011	Former nominee shareholder transfers 15% ownership interest to Party B, and Party B enters into this supplemental agreement to become the successor of the master Business Loan Agreement.

	Party A (Lender): Ctrip Computer Technology (Shanghai) Co., Ltd. Party B (Borrower): Jun Luo	Execution Date: October 12, 2011	Former nominee shareholder transfers 30% ownership interest to Party B, and Party B enters into this supplemental agreement to become the successor of the master Business Loan Agreement.

	Party A (Lender): Ctrip Computer Technology (Shanghai) Co., Ltd. Party B (Borrower): Jun Luo	Execution Date: October 12, 2011	Former nominee shareholder transfers 30% ownership interest to Party B, and Party B enters into this supplemental agreement to become the successor of the master Business Loan Agreement.

	Party A (Lender): Ctrip Computer Technology (Shanghai) Co., Ltd. Party B (Borrower): Jun Luo	Execution Date: October 12, 2011	Former nominee shareholder transfers 15% ownership interest to Party B, and Party B enters into this supplemental agreement to become the successor of the master Business Loan Agreement.

	Party A (Lender): Ctrip Computer Technology (Shanghai) Co., Ltd. Party B (Borrower): Lei Chen	Execution Date: September, 2011	Termination of the master Business Loan Agreement due to transfer of entire share ownership.

	Party A (Lender): Ctrip Computer Technology (Shanghai) Co., Ltd. Party B (Borrower): Maohua Sun	Execution Date: September, 2011	Change of business loan amount used for capital investment in the relevant affiliated Chinese entity of which Party B is a nominee shareholder.

1

Executing Parties	Summary	Purpose
Party A (Lender): Ctrip Computer Technology (Shanghai) Co., Ltd. Party B (Borrower): Maohua Sun	Execution Date: September, 2011	Change of business loan amount used for capital investment in the relevant affiliated Chinese entity of which Party B is a nominee shareholder.

Party A (Lender): Ctrip Computer Technology (Shanghai) Co., Ltd. Party B (Borrower): Xiaopan Wang	Execution Date: September, 2011	Termination of the master Business Loan Agreement due to transfer of entire share ownership.

Party A (Lender): Ctrip.com (Hong Kong) Limited Party B (Borrower): Min Fan	Execution Date: April 24, 2006	Increase of loan amount lent by Party A to Party B in order to increase its capital investment in the relevant affiliated Chinese entity as a nominee shareholder.

Party A (Lender): Ctrip.com (Hong Kong) Limited Party B (Borrower): Min Fan	Execution Date: May 11, 2006	Increase of loan amount lent by Party A to Party B in order to increase its capital investment in the relevant affiliated Chinese entity as a nominee shareholder.

Party A (Lender): Ctrip.com (Hong Kong) Limited Party B (Borrower): Jianmin Zhu	Execution Date: April 24, 2006	Increase of loan amount lent by Party A to Party B in order to increase its capital investment in the relevant affiliated Chinese entity as a nominee shareholder.

Party A (Lender): Ctrip.com (Hong Kong) Limited Party B (Borrower): Jianmin Zhu	Execution Date: May 11, 2006	Increase of loan amount lent by Party A to Party B in order to increase its capital investment in the relevant affiliated Chinese entity as a nominee shareholder.

Party A (Lender): Ctrip.com (Hong Kong) Limited Party B (Borrower): Min Fan	Execution Date: October 11, 2006	Increase of loan amount lent by Party A to Party B in order to increase its capital investment in the relevant affiliated Chinese entity as a nominee shareholder.

2

	Executing Parties	Summary	Purpose
	Party A (Lender): Ctrip.com (Hong Kong) Limited Party B (Borrower): Min Fan	Execution Date: March 1, 2004	Increase of loan amount lent by Party A to Party B in order to increase its capital investment in the relevant affiliated Chinese entity as a nominee shareholder.

	Party A (Lender): Ctrip.com (Hong Kong) Limited Party B (Borrower): Min Fan Party C: Ctrip Computer Technology (Shanghai) Co., Ltd	Execution Date: May 26, 2006	Assignment of master Business Loan Agreement by Party A to Party C; and Party C extended additional loan amount to Party B in order to increase its capital investment in the relevant affiliated Chinese entity as a nominee shareholder.

	Party A (Lender): Ctrip.com (Hong Kong) Limited Party B (Borrower): Min Fan	Execution Date: January 15, 2004	Increase of loan amount lent by Party A to Party B in order to increase its capital investment in the relevant affiliated Chinese entity as a nominee shareholder.

Supplemental Agreement to Exclusive Option Agreement	Buyer: Ctrip Computer Technology (Shanghai) Co., Ltd. Shareholder: Maohua Sun Company: Shanghai Ctrip Commerce Co., Ltd.	Execution Date: September 16, 2011	In order to reflect the increase of registered capital of the relevant affiliated Chinese entity and change of equity interest of the nominee shareholder.

	Buyer: Ctrip.com (Hong Kong) Limited Shareholder: Min Fan Company: Shanghai Ctrip Commerce Co., Ltd.	Execution Date: January 15, 2004 November 20, 2006	In order to reflect the increase of registered capital of the relevant affiliated Chinese entity and change of equity interest of the nominee shareholder.

	Party A: Ctrip.com (Hong Kong) Limited Party B: Min Fan Party C: Shanghai Ctrip Commerce Co., Ltd. Party D: Ctrip Computer Technology (Shanghai) Co., Ltd.	Execution Date: September 16, 2011	Assignment of the exclusive option from Party A to Party D with respect to the equity interest held by Party B, the nominee shareholder.

3

	Executing Parties	Summary	Purpose
Supplemental Agreement to Share Pledge Agreement	Pledgee: Ctrip Computer Technology (Shanghai) Co., Ltd. Pledgor: Min Fan	Execution Date: January 15, 2004	Change of pledged equity interest due to increase of registered capital of the affiliate Chinese entity made by the Pledgor. Entire changed equity interest of the Pledgor remains to be pledged.

	Pledgee: Ctrip Computer Technology (Shanghai) Co., Ltd. Pledgor: Min Fan	Execution Date: July 15, 2006	Change of pledged equity interest due to increase of registered capital of the affiliate Chinese entity made by the Pledgor. Entire changed equity interest of the Pledgor remains to be pledged.

	Pledgee: Ctrip Computer Technology (Shanghai) Co., Ltd. Pledgor: Min Fan	Execution Date: September 16, 2011	Change of pledged equity interest due to increase of registered capital of the affiliate Chinese entity made by the Pledgor. Entire changed equity interest of the Pledgor remains to be pledged.

	Pledgee: Ctrip Computer Technology (Shanghai) Co., Ltd. Pledgor: Maohua Sun	Execution Date: September 16, 2011	Change of pledged equity interest due to increase of registered capital of the affiliate Chinese entity made by the Pledgor. Entire changed equity interest of the Pledgor remains to be pledged.

	Pledgee: Ctrip Computer Technology (Shanghai) Co., Ltd. Pledgor: Maohua Sun	Execution Date: September, 2011	The Pledgor reduced its shareholding percentage in the relevant affiliate Chinese entity due to transfer of equity interest to other nominee shareholder. All the rest of the Pledgor’s holding remains to be pledged.

	Pledgee: Ctrip Computer Technology (Shanghai) Co., Ltd. Pledgor: Maohua Sun	Execution Date: September, 2011	The Pledgor reduced its shareholding percentage in the relevant affiliate Chinese entity due to transfer of equity interest to other nominee shareholder. All the rest of the Pledgor’s holding remains to be pledged.

4

Exhibit G

Supplemental Agreement to the Business Loan Agreement

Ctrip.com (Hong Kong) Limited (“Party A”), Qi Ji (“Party B”) and Tao Yang (“Party C”) hereby enter into this Supplemental Agreement.

Whereas

Whereas, Party A and Party B entered into a Loan Agreement (the “Agreement”) on April 12, 2004,

Whereas, the three Parties hereto wish to further amend the terms of the Agreement;

Therefore, upon consensus, the three Parties hereto enter into the following:

1	One of the Parties to the Agreement is changed from Qi Ji to Tao Yang.

2	The rights and obligations of Qi Ji under the Agreement will be succeeded by Tao Yang, and the debts owed by Qi Ji toward Party A will be undertaken by Tao Yang. Meanwhile, the 8.33% equity interest held by Qi Ji in Shanghai Huacheng Southwest Travel Agency Co., Ltd. will also be succeeded by Tao Yang.

3	Except for the amendments made hereinabove, all the remaining terms of the Agreement shall remain unchanged and continue to be legally binding.

In witness whereof, this Supplemental Agreement has been executed by the Parties on May 15, 2008.

Party A: Ctrip.com (Hong Kong) Limited (seal)

Authorized Signature(s): /s/ Jane Jie Sun

Party B: Qi Ji	Party C: Tao Yang

Signature: /s/ Qi Ji	Signature: /s/ Tao Yang

1

Schedule A

The following schedule sets forth all other currently effective supplement agreements to business loan agreements the registrant entered with each of its affiliated Chinese entities and the material differences between such other supplemental agreements and this exhibit.

	Version	Executing Parties	Summary	Differences compared with the Form Agreement
Supplemental Agreement to the Business Loan Agreement	Form Agreement	Party A (Lender): Ctrip Computer Technology (Shanghai) Co., Ltd. Party B (Borrower): Jun Luo	Execution Date: October 12, 2011	No differences in format; the contents of the Supplemental Agreements vary based on the content, such as change of parties of the Loan Agreement, termination of the Loan Agreement, etc.
		Party A (Lender): Ctrip Computer Technology (Shanghai) Co., Ltd. Party B (Borrower): Jun Luo	Execution Date: October 12, 2011
		Party A (Lender): Ctrip Computer Technology (Shanghai) Co., Ltd. Party B (Borrower): Jun Luo	Execution Date: October 12, 2011
		Party A (Lender): Ctrip Computer Technology (Shanghai) Co., Ltd. Party B (Borrower): Jun Luo	Execution Date: October 12, 2011
		Party A (Lender): Ctrip Computer Technology (Shanghai) Co., Ltd. Party B (Borrower): Lei Chen	Execution Date: September, 2011
		Party A (Lender): Ctrip Computer Technology (Shanghai) Co., Ltd. Party B (Borrower): Maohua Sun	Execution Date: September, 2011
		Party A (Lender): Ctrip Computer Technology (Shanghai) Co., Ltd. Party B (Borrower): Maohua Sun	Execution Date: September, 2011
		Party A (Lender): Ctrip Computer Technology (Shanghai) Co., Ltd. Party B (Borrower): Xiaopan Wang	Execution Date: September, 2011

2

Version	Executing Parties	Summary	Differences compared with the Form Agreement
	Party A (Lender): Ctrip.com (Hong Kong) Limited Party B (Borrower): Min Fan	Execution Date: April 24, 2006
	Party A (Lender): Ctrip.com (Hong Kong) Limited Party B (Borrower): Min Fan	Execution Date: May 11, 2006
	Party A (Lender): Ctrip.com (Hong Kong) Limited Party B (Borrower): Jianmin Zhu	Execution Date: April 24, 2006
	Party A (Lender): Ctrip.com (Hong Kong) Limited Party B (Borrower): Jianmin Zhu	Execution Date: May 11, 2006
	Party A (Lender): Ctrip.com (Hong Kong) Limited Party B (Borrower): Min Fan	Execution Date: October 11, 2006
	Party A (Lender): Ctrip.com (Hong Kong) Limited Party B (Borrower): Min Fan	Execution Date: March 1, 2004
	Party A (Lender): Ctrip.com (Hong Kong) Limited Party B (Borrower): Min Fan	Execution Date: January 15, 2004
Differences	Party A (Lender): Ctrip.com (Hong Kong) Limited Party B (Borrower): Min Fan Party C: Ctrip Computer Technology (Shanghai) Co., Ltd	Execution Date: May 26, 2006	Assignment of master Business Loan Agreement by Party A to Party C; and Party C extended additional loan amount to Party B in order to increase its capital investment in the relevant affiliated Chinese entity as a nominee shareholder.

3

Exhibit H

Supplemental Agreement to the Exclusive Option Agreement

Ctrip.com (Hong Kong) Limited (“Party A,” address: Unit 2001, The Centrium, 60 Wyndham Street, Central, Hong Kong), Mr. Min Fan (“Party B,” residence: [redacted], ID No.: [redacted]), Shanghai Ctrip Charming International Travel Agency Co., Ltd. (“Party C,” address: 2nd floor, Building A, 1230 Si Ping Road, Shanghai) and Ctrip Computer Technology (Shanghai) Co., Ltd. (“Party D,” address: 3rd floor, Building 63, Hong Cao Road, Shanghai) hereby enter into this Supplemental Agreement as follows:

Whereas

Whereas, Party A, Party B and Party C entered into an Exclusive Option Agreement (the “Agreement”) on November 5, 2003,

Whereas, the four Parties hereto wish to further amend the terms of the Agreement;

Therefore, upon consensus, the four Parties hereto enter into the following:

4	In light of Party B’s increase in its capital contribution to Party C, the equity interest held by Party B in Party C will be changed from formerly 66% to currently 89.8%.

5	Pursuant to the Supplemental Agreement to the Loan Agreement entered into by and among Party A, Party B and Party D on May 26, 2006, Party A has assigned and transferred to Party D the creditor’s rights attached to its loans owed to Party B, and on the other hand, Party D has borrowed additional loans from Party B. In consideration of the above, all the rights and obligations of Party A under the Agreement will be enjoyed and undertaken by Party D, and all the four Parties hereby consent to the transfer of the exclusive option.

6	Except for the amendments made hereinabove, all the remaining terms of the Agreement shall remain unchanged and continue to be legally binding.

In witness whereof, this Supplemental Agreement has been executed by the Parties on July 21, 2006.

Party A: Ctrip.com (Hong Kong) Limited (seal)	Party B: Min Fan

Authorized Signature(s): /s/ Jane Jie Sun	Signature: /s/ Min Fan

Party C: Shanghai Ctrip Charming International Travel Agency Co., Ltd. (seal) Authorized Signature(s): /s/ Min Fan	Party D: Ctrip Computer Technology (Shanghai) Co., Ltd. (seal) Authorized Signature(s): /s/ Authorized Signatory

1

Schedule A

The following schedule sets forth all other currently effective supplement agreements to exclusive option agreements the registrant entered with each of its affiliated Chinese entities and the material differences between such other supplemental agreements and this exhibit.

	Version	Executing Parties	Summary	Differences compared with the Form Agreement
Supplemental Agreement to Exclusive Option Agreement	Form Agreement	Buyer: Ctrip Computer Technology (Shanghai) Co., Ltd. Shareholder: Maohua Sun Company: Shanghai Ctrip Commerce Co., Ltd.	Execution Date: September 16, 2011	No differences in format; while the parties to the agreement or the shareholding percentages are changed.
		Buyer: Ctrip.com (Hong Kong) Limited Shareholder: Min Fan Company: Shanghai Ctrip Commerce Co., Ltd.	Execution Date: January 15, 2004 November 20, 2006

	Differences	Party A: Ctrip.com (Hong Kong) Limited Party B: Min Fan Party C: Shanghai Ctrip Commerce Co., Ltd. Party D: Ctrip Computer Technology (Shanghai) Co., Ltd.	Execution Date: September 16, 2011	Assignment of the exclusive option from Party A to Party D with respect to the equity interest held by Party B, the nominee shareholder.

2

Exhibit I

Supplemental Agreement to the Share Pledge Agreement

Ctrip Computer Technology (Shanghai) Co., Ltd. (“Party A,” address: 3rd floor, Building 63, Hong Cao Road, Shanghai) and Mr. Min Fan (“Party B,” residence: [redacted], ID No.: [redacted]) hereby enter into this Supplemental Agreement as follows:

Whereas

Whereas, Party A and Party B entered into a Share Pledge Agreement (the “Agreement”) on November 5, 2003,

Whereas, both Parties hereto wish to further amend the terms of the Agreement;

Therefore, upon consensus, the Parties hereto enter into the following:

7	In light of Party B’s increase in its capital contribution to Shanghai Ctrip Charming International Travel Agency Co., Ltd., the equity interest held by Party B in Shanghai Ctrip Charming International Travel Agency Co., Ltd. will be changed from 66% formerly specified in the Agreement to currently 89.8%. All such equity interest Party B holds in Shanghai Ctrip Charming International Travel Agency Co., Ltd. will be pledged to Party A as security.

8	Except for the amendment made hereinabove, all the remaining terms of the Agreement shall remain unchanged and continue to be legally binding.

In witness whereof, this Supplemental Agreement has been executed by the Parties on July 15, 2006.

Party A: Ctrip.com (Hong Kong) Limited (seal)

Party B: /s/ Min Fan Min Fan

1

Schedule A

The following schedule sets forth all other currently effective supplement agreements to share pledge agreements the registrant entered with each of its affiliated Chinese entities and the material differences between such other supplemental agreements and this exhibit.

	Version	Executing Parties	Summary	Differences compared with the Form Agreement
Supplemental Agreement to Share Pledge Agreement	Form Agreement	Pledgee: Ctrip Computer Technology (Shanghai) Co., Ltd. Pledgor: Min Fan	Execution Date: January 15, 2004	No differences in format; while the parties to the agreement are different. The agreements were entered into to reflect the change of shareholding percentage were caused by change of registered capital.
		Pledgee: Ctrip Computer Technology (Shanghai) Co., Ltd. Pledgor: Min Fan	Execution Date: July 15, 2006
		Pledgee: Ctrip Computer Technology (Shanghai) Co., Ltd. Pledgor: Min Fan	Execution Date: September 16, 2011
		Pledgee: Ctrip Computer Technology (Shanghai) Co., Ltd. Pledgor: Maohua Sun	Execution Date: September 16, 2011

	Differences	Pledgee: Ctrip Computer Technology (Shanghai) Co., Ltd. Pledgor: Maohua Sun Pledgee: Ctrip Computer Technology (Shanghai) Co., Ltd. Pledgor: Maohua Sun	Execution Date: September, 2011 Execution Date: September, 2011	The Pledgor reduced its shareholding percentage in the relevant affiliate Chinese entity due to transfer of equity interest to other nominee shareholder. All the rest of the Pledgor’s holding remains to be pledged.

2